DAVID D. GAMMELL
Direct Dial: (617) 856-8582
E-mail: dgammell@brownrudnick.com

September 12, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW.
Washington, DC 20549

Re:	Boston Restaurant Associates, Inc. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-13320) and Amendment No. 1 to Schedule 13E-3 (File No. 005-49225)

Ladies and Gentlemen:

On behalf of Boston Restaurant Associates, Inc. (the ‘‘Company’’), we attach for filing Amendment No. 1 to the above-referenced Preliminary Proxy Statement (the ‘‘Amended Preliminary Proxy’’) and Amendment No. 1 to the above-referenced Schedule 13E-3 (the ‘‘Amended Schedule 13E-3’’ and together with the Amended Preliminary Proxy, the ‘‘Amendments’’). The accompanying Amendments have been marked to indicate the changes from respective original filings.

The Amendments reflect those changes made to the respective original filings (i) in response to comments made by the staff of the Securities and Exchange Commission by letter dated July 24, 2006 (the ‘‘SEC Comment Letter’’) and (ii) to add and update certain information.

Please note, as part of the Company’s response to Comment 10 in the SEC Comment Letter, the Special Factors section was moved forward in the Amended Preliminary Proxy. The movement of this section in the Amended Preliminary Proxy is not marked as marking the section in its entirety would have obscured all of the changes within the moved section.

To facilitate your review of the Amendments, we have attached to this letter the Company’s response (the ‘‘Company’s Response’’) to each of the comments contained in the SEC Comment Letter. Each of the numbered paragraphs in the Company’s Response correspond to the numbers of the comments in the SEC Comment Letter.

If you have any comments to the enclosed materials, or if you require any additional information, please do not hesitate to call me or Samuel P. Williams of this office.

Very truly yours,
Brown Rudnick Berlack Israels LLP
By: /s/ David D. Gammell David D. Gammell

DDG
Enclosures

cc:	Rolaine S. Bancroft Fran V. Ross Samuel P. Williams

MEMORANDUM

To:	Securities and Exchange Commission
From:	Boston Restaurant Associates, Inc. (‘‘BRA,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’)
Date:	September 12, 2006
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated July 24, 2006, with respect to Schedule 13E-3 filed on May 31, 2006, File No. 005-49225 and Preliminary Proxy Statement filed on May 31, 2006, File No. 001-13320.

The following are our responses to the July 24, 2006 letter of the Securities and Exchange Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in Schedule 13E-3 and the Preliminary Proxy Statement.

Schedule 13E-3

1.    SEC Comment:    Rule 13e-3(a)(3) defines a going private transaction as ‘‘any transaction or series of transactions . . . which has either a reasonable likelihood or purpose of producing’’ the effects specified in paragraph (a)(3)(ii) of the Rule. A going private transaction may take place in multiple steps. Explain to us why the privately negotiated stock purchase from Mr. Lipton by Dolphin Direct Equity Partners, L.P. on October 11, 2005 should not be considered the first step in this going private transaction. See Q&A No. 4, in SEC Release 34-17719 (April 13, 1981).

COMPANY RESPONSE:	Dolphin DirectEquity Partners, L.P. (‘‘Dolphin Direct’’), Dolphin Offshore Partners, L.P.; Dolphin Management Inc. and Dolphin Advisors LLC (collectively, the ‘‘Dolphin Parties’’) acknowledge that a going private transaction may take place in multiple steps and that such transactions present opportunities for overreaching and coercive effect. The Dolphin Parties are also aware that a transaction is regarded as a Rule 13e-3 transaction if it is part of or in furtherance of a series of actions that, when taken together, have a reasonable likelihood or purpose of producing, directly or indirectly, any of the Rule 13e-3 effects and that the rule may apply to a transaction that by itself may not constitute a Rule 13e-3 transaction if in furtherance of a going private transaction. However, Dolphin Direct believes the facts and circumstances of the privately negotiated purchase (the ‘‘Lipton Purchase’’) on October 11, 2005 by Dolphin Direct from the Lipton group of its shares of Company common stock (the ‘‘Lipton Shares’’) distinguish the Lipton Purchase from being a step in or as otherwise a part of the currently proposed going private transaction pursuant to the merger.

Peter E. Salas, a control person of Dolphin Direct, had been a member of the Board of Directors with Mr. Lipton since 2005, well preceding the Lipton Purchase. Prior to and during their mutual membership, Mr. Lipton expressly indicated to the Company’s entire board his desire to sell the Lipton Shares. The Dolphin Parties assert that, for a significant period of time, Mr. Lipton sought but did not find a purchaser of the Lipton Shares on acceptable terms until he ultimately reached an agreement with Mr. Salas on behalf of Dolphin Direct on October 11, 2005. In particular, on July 8, 2003, Mr. Lipton had filed a Schedule 13D publicly disclosing the Lipton group’s desire to sell the Lipton Shares and the fact that they expected to actively discuss such a sale with interested parties. On March 22, 2004, the Company filed a current report on Form 8-K stating, among other things, that (i) it had received letters from two different private equity groups expressing interest in a possible transaction with the Company, as a result of which the Company formed a special committee and engaged an investment banking firm other than BB&T Capital Markets to assess ‘‘strategic options;’’ (ii) Mr. Lipton subsequently had filed suit against the Company in the Court of Chancery of the State of Delaware seeking to compel a stockholder meeting; and (iii) the special committee with the advice of the financial advisor determined to defer any decision on a strategic transaction. The Lipton Purchase must be viewed with these representative events and the history of the relationship of the parties. The Dolphin Parties assert that Mr. Lipton initiated the Lipton Purchase, not Mr. Salas.

The Dolphin Parties assert that the Lipton Purchase was fully disclosed by the Dolphin Parties in a Schedule 13D/A filed on October 12, 2005. It previously had been disclosed and was reiterated in the filing that Dolphin Advisors, on behalf of Dolphin Direct, had submitted an undiligenced, highly speculative, unstructured, non-binding and exploratory proposal to acquire the Company’s outstanding capital stock for a purchase price of at least $5 million in cash, a copy of which proposal previously had been filed as an exhibit to the Schedule 13D. No terms other than a minimum purchase price were contained in the proposal. In fact, the proposal contemplated a management buyout involving Mr. Polcari, but in fact the merger as structured in the original Merger Agreement did not include or require any participation by management. At the time of the Lipton Purchase, the Dolphin Parties assert that none of the Dolphin Parties viewed it as furthering, facilitating or being a part of any 13e-3 transaction, but rather as a discrete investment. At that time, the Dolphin Parties assert that the prospects of any 13e-3 transaction seemed remote and in any event the Lipton Purchase was not entered into in connection therewith.

Consistent with the foregoing, as provided in the original Merger Agreement, the Lipton Shares will be cancelled in the merger and no consideration will be received for that consideration. As noted in response no. 50 below, the Dolphin Parties assert that all of the merger consideration will be paid by Dolphin Direct; none will be paid using any assets of the Company.

Consistent with the foregoing, as provided in the original Merger Agreement, the Lipton Shares have been included in the affiliated shares that have been neutralized in voting for the merger by virtue of the ‘‘majority of the minority’’ voting condition. As such, the Dolphin Parties assert that none of the Lipton Shares, which were bought as an investment, were intended or should be construed as a facilitation or part of the merger. In fact, if not for the Lipton Purchase, the Lipton Shares likely would have represented a block of favorable votes for the merger, whereas now they cannot be counted in the ‘‘majority of the minority’’ voting condition.

As originally disclosed in the Proxy Statement, at a meeting held on April 22, 2005 the Company’s board again considered and formally analyzed possible strategic options to maximize stockholder value. Among the options discussed were acquiring other restaurant concepts and companies to increase the size of the Company, selling the Company, continuing as a public company and pursuing a going private transaction. The board of directors discussed the advantages and disadvantages of each option presented. At that meeting Mr. Salas, as the representative of Dolphin Direct, indicated that in the context of exploring strategic options, he might consider taking the Company private or selling his interest in the Company. Without success, various transactions had been contemplated by the Company for a significant period of time prior to the Merger Agreement; the Dolphin Parties assert that the eventual Lipton Purchase was a result of the absence of an exit transaction for those long-held shares, not the commencement of the merger.

The Lipton Purchase was made pursuant to a separate agreement between Dolphin Direct and the sellers unrelated to the Merger Agreement. The Merger Agreement was entered into several months after the Lipton Purchase was consummated. Further, the purchase by Dolphin Direct of the Lipton Shares did not involve any management, board or other changes of any other kind at the Company that might have facilitated or furthered the merger.

2.    SEC Comment:    Please note that you have inappropriately relied on Rule 0-11 to calculate your fee based on 1/50 of 1% of the transaction valuation. Section 14(g) of the Securities Exchange Act, as amended, establishes the fee for merger transactions. In addition, it appears that the filing fee was calculated based solely on the number common stock that may be acquired from non-affiliated holders. Rule 0-11 requires that the fee calculation be based on the value of all securities to be acquired. Please revise accordingly.

COMPANY RESPONSE:	We revised the fee calculation in response to the staff’s comment and paid the additional fee in connection herewith.

3.    SEC Comment:    Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that the Salas Group, Dolphin Offshore Partners, L.P. and Dolphin Management Inc., are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. In addition, if Dolphin Offshore is a filing person then each filing person must revise its fairness determination so that the fairness determination does not encompass shares held by Dolphin Offshore. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

COMPANY RESPONSE:	In response to the staff’s comment, the Schedule 13E-3 has been revised to include Peter E. Salas, Dolphin Advisors, LLC, Dolphin Management Inc. and Dolphin Offshore as affiliates engaging in the Merger on the basis of the control relationships disclosed in response no. 12 below.

Item 12(e) Recommendation to Others

4.    SEC Comment:    Please revise to indicate whether any executive officer, director or affiliate of the issuer has made a recommendation either in support of or opposed to the transaction. Refer to Item 1012(e) of Regulation M-A. In that regard, we note the disclosure in the ‘‘Special Factors – Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas’’ section that the listed persons are not making any recommendation to others. Please either include a statement to that effect in the Schedule 13E-3 or include an appropriate cross-reference.

COMPANY RESPONSE:	We revised Item 12(e) Recommendation to Others to include a cross-reference to ‘‘Special Factors — Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas.’’

Item 13 Financial Statements

5.    SEC Comment:    It appears that you intend to comply with Item 13 of Schedule 13E-3 by presenting summarized financial data as required by Item 1010(c) of Regulation M A and incorporating the financial information required by Items 1010(a) of Regulation M-A by reference. If this is the case, please revise to include all of the required disclosures of Item 1010(c). For example, revise to include your net book value per share, ratio of earnings to fixed charges and appropriate pro forma data within this section. See Instruction 1 to Item 13 of Schedule 13E-3.

COMPANY RESPONSE:	We have revised the Historic Financial Data table in the proxy to include all of the required disclosures of Item 1010(c) of Regulation M-A. We did not include pro forma data because we believe it is not material.

Preliminary Proxy Statement

General

6.    SEC Comment:    Because proxies are being solicited, use of the PRE 14C EDGAR submission type to identify this filing is inappropriate. When you file your amendment, please file a Schedule 14A cover page and file your amendment under cover of Schedule 14A on EDGAR. Refer to Rules 14a-6(m) and 14a-101. The amended document’s appropriate EDGAR submission type should be PREM14A to reflect that the preliminary proxy statement relates to a merger.

COMPANY RESPONSE:	We revised the preliminary proxy statement in response to the staff’s comment.

7.    SEC Comment:    Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

COMPANY RESPONSE:	We revised the proxy statement and form of proxy in response to the staff’s comment.

8.    SEC Comment:    We note from your 10-K filed on June 30, 2006 that you determined it is unlikely that you will satisfy the condition to your Merger Agreement related to transaction costs and that you had not received a waiver from Dolphin as of June 29, 2006. Please revise your filing throughout, including your cover letter, to address whether you have received a waiver and if not, please address the likelihood that you will receive a waiver.

COMPANY RESPONSE:	On August 15, 2006, we entered into an Amendment No. 1 to the Merger Agreement pursuant to which we received an extension of the time prior to which the merger must be completed and an increase in the transaction fee cap. We revised the preliminary proxy statement accordingly.

Summary Term Sheet, page 3

9.    SEC Comment:    Please carefully review the cross-references here, in your table of contents and in your Schedule 13E-3 to ensure their accuracy. For instance, we note that the ‘‘Continuing Equity Interest’’ section of the summary term sheet incorrectly refers to the ‘‘Special Factors — Interests of the Continuing Stockholders in the Merger’’ as beginning on page 39, instead of page 38.

COMPANY RESPONSE:	We have reviewed those materials and made appropriate revisions in response to the staff’s comment.

10.    SEC Comment:    Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the ‘‘Special Factors’’ section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In addition, please revise your Q&A and Summary Term Sheet to delete duplicative information.

COMPANY RESPONSE:	We have revised the structure of the proxy statement and revised the Q&A and Summary Term Sheet in response to the staff’s comment.

The Merger, page 3

11.    SEC Comment:    Please revise to state the name of ‘‘Newco.’’

COMPANY RESPONSE:	We have revised page 3 of the proxy statement in response to the staff’s comment.

Parent, page 3

12.    SEC Comment:    Briefly explain the nature of the affiliation between Parent, Dolphin Offshore and Dolphin Management Inc.

COMPANY RESPONSE:	The Dolphin Parties have indicated the following in response to the staff’s comment: Dolphin Offshore and Dolphin Direct are private investment funds formed at different times. Dolphin Management is the managing general partner of Dolphin Offshore and the sole managing member of Dolphin Advisors. Dolphin Advisors is the managing general partner of Dolphin Direct. The principal business of Dolphin Management is to serve as investment manager to Dolphin Offshore, Dolphin Advisors and certain other entities. The principal business of Dolphin Advisors is to serve as investment manager to Dolphin Direct. Mr. Salas is the sole shareholder and President of Dolphin Management. The foregoing is graphically depicted in the diagram below, but also note that Mr. Salas is also a general partner of Dolphin Offshore and Dolphin Management Inc. is also a general partner of Dolphin Direct.

Stockholder Vote, page 3

13.    SEC Comment:    Please clarify whether the vote of unaffiliated shareholders refers to a vote of unaffiliated common stockholders or a vote of unaffiliated common stockholders and unaffiliated preferred stockholders voting as a single class.

COMPANY RESPONSE:	We have clarified pages 3-4 in response to the staff’s comment by adding a new paragraph named ‘‘Majority of Minority Vote.’’

14.    SEC Comment:    Disclose the number of outstanding shares of common stock and preferred common stock as well as the aggregate number of shares of common and preferred stock held by unaffiliated holders.

COMPANY RESPONSE:	We have added the number of outstanding shares of common stock and preferred stock to pages 3-4 in response to the staff’s comment. The number of shares held by unaffiliated holders is included in the new paragraph entitled ‘‘Majority of Minority Vote.’’

Continuing Equity Interest, page 4

15.    SEC Comment:    We note that your disclosure here and on page 38 indicates that no agreement has been reached regarding the contributing stockholders ability to contribute their stock in exchange for securities of the surviving entity. Please revise throughout the document to clarify that no agreement has been reached and an agreement may not be reached. For instance, your letter to shareholders implies that Contributing Stockholders may currently elect to exchange their securities for securities of the surviving entity.

COMPANY RESPONSE:	We have revised the document on the cover page and page 4 to note that no binding agreement has been reached and may not be reached.

Special Committee, page 4

16.    SEC Comment:    We note the statement that ‘‘[t]o eliminate any conflict of interest in evaluating, negotiating and recommending the merger and the terms of the Merger Agreement with Parent and Newco, our board of directors formed a special committee of directors.’’ It does not appear to the staff that the creation of a special committee serves to ‘‘eliminate’’ all conflicts of interest. For instance, the board of directors, some of whose members have conflicts of interest, does recommend the merger. Please revise here and elsewhere as appropriate.

COMPANY RESPONSE:	We have clarified on the cover page and page 8 of the document that the special committee was established to ‘‘reduce’’ any conflict of interest.

Fairness of the Merger, page 4

17.    SEC Comment:    Item 1014 of Regulation M-A requires each filing person and affiliate to opine as to the fairness of the transaction to the unaffiliated shareholders only. The phrase ‘‘BRA, public stockholders’’ appears to encompass a larger set of shareholders than the unaffiliated shareholders. Please revise so it is clear that the fairness determinations refer to unaffiliated holders.

COMPANY RESPONSE:	We have revised pages 4-5 of the document to make the clarification requested by the staff.

Dividends, page 15 (now page 44)

18.    SEC Comment:    Please revise to state the amount of dividends paid during the past two years with respect to your preferred stock and describe any restriction on your ability to pay preferred stock dividends.

COMPANY RESPONSE:	We revised page 44 in response to the staff’s comment.

The Participants, page 19 (now page 48)

The Contributing Stockholders, page 19 (now page 48)

19.    SEC Comment:    ‘‘Participants’’ is a defined term for purposes of Schedule 14A. If you are referring to participants as defined in Instruction 3 to Item 4 of Schedule 14A, please identify each participant including Messrs. Grace, Devine and Taft. If you are referring to filing persons or parties to the merger, please revise your heading accordingly.

COMPANY RESPONSE:	We revised page 48 by changing the heading from ‘‘The Participants’’ to ‘‘Parties to the Merger Agreement.’’

Special Factors page 20, Background of the Merger, page 20 (now page 11)

20.    SEC Comment:    Please identify who first proposed the possibility of going private and when this occurred.

COMPANY RESPONSE:	We have revised page 11 of the document to indicate that Roger Lipton first proposed the possibility of going private in December 2002.

21.    SEC Comment:    Please identify the ‘‘other external factors’’ that the board and management believe have constrained share price.

COMPANY RESPONSE:	We have clarified page 11 of the document to explain that our limited ability to obtain capital is a ‘‘factor’’ limiting our revenue growth and constraining our stock price.

22.    SEC Comment:    Please clarify your disclosure in the first sentence on page 21 to identify the ‘‘financial advisors’’ the special committee met with on September 15, 2005. The reference to ‘‘advisors’’ is unclear whether you are referring to advisors other than or in addition to BB&T.

COMPANY RESPONSE:	We clarified the first sentence on page 12 in response to the staff’s comments.

23.    SEC Comment:    We note your second paragraph on page 21 where you state that BB&T Capital Markets had narrowed the number of potential buyers of BRA to five. Please revise to disclose the reasons why the number of potential buyers decreased from eight to five.

COMPANY RESPONSE:	We revised the second paragraph on page 24 of the document to clarify the reasons for the decreased number of potential buyers.

24.    SEC Comment:    We note your sixth paragraph on page 21 where you state that BB&T Capital Markets informed the Salas Group that the special committee would not support any price less than $0.70 per share. Please revise to state whether the other potential buyers were similarly informed.

COMPANY RESPONSE:	We revised the sixth paragraph on page 12 to state that other potential buyers were similarly informed.

25.    SEC Comment:    We note in your last paragraph on page 22 where you state that lengthy discussion followed each presentation and that the financial and legal advisors answered questions raised by the committee members. Please summarize the material aspects of these discussions, questions and answers. Similarly revise the first full paragraph on page 23.

COMPANY RESPONSE:	We have revised the paragraphs on page 14 of the document in response to the staff’s comments.

26.    SEC Comment:    Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by BB&T during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item

9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the presentation given on February 16, 2006. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

COMPANY RESPONSE:	The only reports, opinions or appraisals that the special committee received from an ‘‘outside party’’ were the presentations by BB&T Capital Markets to the special committee on February 16, 2006, March 7, 2006 and March 16, 2006 and the fairness opinion of BB&T Capital Markets delivered to the special committee on March 16, 2006. The presentation delivered on each of these dates was the same except that on each date the numbers contained in such presentation were updated to reflect our latest results and/or other data. As a result, we respectfully believe disclosure of the February 12, 2006 and March 7, 2006 presentations would be immaterial and perhaps confusing to stockholders. The written materials which form the basis of the March 16, 2006 version of the presentation by BB&T Capital Markets and the written fairness opinion of BB&T Capital Markets (as revised as described in Comment No. 58 below) are being filed as exhibits to Schedule 13E-3. We have revised the disclosure on page 14 of the proxy statement to clarify that the only presentations by BB&T Capital Markets were the February 16, 2006, March 7, 2006 and March 16, 2006 versions of the presentation and the fairness opinion delivered on March 16, 2006. The presentation and the opinion by BB&T Capital Markets have been summarized under ‘‘Opinion of Financial Advisor to the Special Committee’’ of the ‘‘SPECIAL FACTORS’’ section of the proxy statement. Although BB&T held numerous discussions with the Special Committee as described in the proxy, there were no other presentations or opinions given by BB&T Capital Markets.

Reason for the Special Committee’s Determination, page 23 (now page 15)

27.    SEC Comment:    It appears as if the board and the fairness advisor have made two separate determinations/recommendations. The first is the determination that the merger is fair to and in the best interests of BRA stockholders other than Continuing Stockholders. The second is the recommendation that the Merger Agreement and merger be adopted and approved. In that regard, it appears that the header ‘‘Reasons for the Special Committee’s Determination’’ appears to refer to the fairness determination, but the first sentence of the section appears to refer to the factors underlying the decision to recommend the merger. Please revise here and elsewhere as appropriate to address this potential ambiguity.

COMPANY RESPONSE:	We have revised pages 15-17 of the documents to clarify that the factors relate both to the fairness of the merger and the recommendation that the merger be adopted and approved.

28.    SEC Comment:    We note your statement on the top of page 25 that ‘‘the special committee also determined that the merger is procedurally fair because among other things:’’ Because filing persons refer back to this section in support of their fairness determinations, please revise this sentence and the subsequent disclosure as appropriate to ensure that this section clearly discusses all of the material bases underlying the special committee’s procedural fairness determination.

COMPANY RESPONSE:	We have revised the top of page 17 in response to the staff’s comment.

29.    SEC Comment:    We note your statement in the tenth bullet point on page 25 that no party expressed a serious interest in acquiring BRA at a valuation exceeding $.70 a share. Please reconcile this statement with the disclosure on page 22 that indicates discussions were held in January of 2006 with a third party offering $.75 a share contingent upon a purchasing condition being satisfied.

COMPANY RESPONSE:	In response to the staff’s comment, we revised the tenth bullet point on page 17 to reconcile this statement with our disclosure on page 13 where we characterize as untenable the purchasing condition to be satisfied.

Reasons for the Board of Directors Determination, page 26 (now page 18)

30.    SEC Comment:    We note that the board ‘‘considered a wide variety of factors in its evaluation of the merger’’ and that that the Board adopted the conclusion and analyses of the special committee with regard to its determination to recommend the merger. It is not clear to the staff whether this disclosure is intended to satisfy the board’s Item 1013(c) of Regulation M-A disclosure obligation. If so, please include disclosure explaining what reasons different from or in addition to those set forth in the special committee’s discussion, if any, the board considered. Please provide expanded disclosure explaining why the board believed each of the bulleted reasons set forth by the special committee are reasons why the merger was structured in its current form and why the merger was undertaken at this time. In that regard, several of the statements lack sufficient detail or are inappropriately conclusory. Refer to Item Instruction 1 to Item 1013 of Regulation M-A. For example:

•	The board should expand upon the third bullet point on page 24 to quantify, to the extent possible, the limitations BRA would continue to suffer as a public company. For instance, discuss BRA’s trading volume, level of sponsorship, and attention from analysts; and

•	The board the should expand upon the fourth bullet point on page 24 to quantify, to the extent possible, the accounting, legal and other expenses BRA would be required to incur if it remained a public company.

•	Expand the last paragraph of this section to explain how the reasons set forth there impacted the board’s determination reasons to recommend the merger.

COMPANY RESPONSE:	We have revised pages 15 and 16 in response to the staff’s comment. We deleted the last paragraph of this section as it was included in the document in error.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders, page 26 (now page 19)

31.    SEC Comment:    Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to unaffiliated stockholders and an analysis of the material factors upon which each relied in reaching such a conclusion, Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether your limitation to ‘‘BRA stockholders other than the Continuing Stockholders’’ addresses all unaffiliated holders of common stock. Further, it is unclear whether the fairness determination addresses common stock, preferred stock or both. In that regard, we believe that each filing person’s fairness determinations should separately address common stock held by non-affiliates. Please revise.

COMPANY RESPONSE:	We have revised pages 19 and 20 in response to the staff’s comment.

32.    SEC Comment:    We note that the board considered the merger to be substantively and procedurally fair to stockholders ‘‘for all of the reasons set forth in ‘‘— Recommendation of the Board of Directors; Fairness of the Merger — Reasons for the Special Committee’s Determination.’’ Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A require a discussion of the material factors upon which a belief as to fairness is based. The disclosure in the special committee’s recommendation section appears to combine a discussion of fairness with a discussion of the reasons for undertaking the merger. For instance, the first sentence of that section indicates that the discussion addresses the reasons why the special committee recommended approval of the merger while on page 25 you discuss reasons why the special committee determined that the merger was procedurally fair. Please carefully review and revise your disclosure for each filing person to separately discuss the factors underlying each filing person’s fairness determination.

COMPANY RESPONSE:	We have clarified the disclosure in the special committee’s recommendation section on page 19 in response to the staff’s comment. Please also see our response to comment 27.

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33.    SEC Comment:    Please note that when addressing fairness, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the proxy materials. For example, we note that the special committee either does not address or does not provide sufficient analysis regarding several of the factors listed in Instruction 2 of Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. (‘‘. . . the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.’’)

COMPANY RESPONSE:	We have revised pages 20-23 of the document in response to the staff’s comment.

34.    SEC Comment:    If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. For instance:

•	If the board is also relying on the analyses and conclusions of BB&T the board must specifically adopt the analyses and conclusions of BB&T.

•	In first bullet point on page 23, the special committee ‘‘accepted’’ rather than ‘‘adopted’’ the analysis of BB&T regarding current and historical stock prices. Also, we are unable to locate any discussion by BB&T of historical stock prices. Please revise your disclosure to clarify whether the special committee is expressly adopting the analyses and conclusions of BB&T and please explain the basis for the reference to historical stock prices.

COMPANY RESPONSE:	The board did not rely on BB&T. The board relied on and adopted the analysis of the special committee, which in turn relied on and adopted the analysis of BB&T. We have revised the disclosure on pages 15-17 in response to the staff’s comment.

35.    SEC Comment:    To the extent the board includes or adopts the bullet points from the ‘‘Reasons for the Special Committee’s Determination’’ section in support of its fairness determination, please be advised that Item 1014(b) of Regulation M-A requires that you discuss each factor considered in reasonable detail. In many cases, the bullet point disclosure in the special committee section provides insufficient detail to explain how the matter discussed relates to a fairness determination. Please expand the bullets to explain how each factor supports or does not support the board’s fairness determination. Vague statements of topics, such as ‘‘the potential for growth through new store openings’’ are not sufficient. For example:

•	The second bullet point on page 23 should be expanded to explain how the factors referenced therein impacted the special committee’s fairness determination;

•	The first bullet point on page 24 should be expanded to quantify the controlling interest held by parent, explain why that would deter ‘‘potential strategic and financial third party buyers’’ and explain whether the special committee considered its largest investor’s unwillingness to sell its interest in BRA unless the price was ‘‘significantly higher’’ than $.70 as supporting a finding that the $.70 price being offered by that sameinvestor was substantively fair, and

•	The eighth bullet point on page 24 should be expanded to quantify, in aggregate, the financial obligations of the Parent pursuant to the Merger Agreement and explain the basis for the special committee’s belief in the ability to meet their financial obligations.

COMPANY RESPONSE:	We have revised the bullet points on pages 15 and 16 in response to the staff’s comments.

10

36.    SEC Comment:    We note your disclosure in the first full paragraph at the top of page 27 that BB&T provided an opinion that the merger is fair to your stockholders, ‘‘other than the Continuing Stockholders.’’ Please revise to state whether BB&T was retained to act solely on behalf of unaffiliated common stock holders. Refer to Item 1014(d) of Regulation M-A. In that regard, we note that the Exhibit C indicates that the opinion covered fairness to all shareholders which appears to include both affiliates and holders of the preferred common stock.

COMPANY RESPONSE:	We have revised page 21 of the document in response to the staff’s comment.

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas D, page 26 (now page 19)

37.    SEC Comment:    Please note that each comment in the previous section applies to this section as well.

COMPANY RESPONSE:	We have revised the document in response to the staff’s comment.

38.    SEC Comment:    We note that the determination by each party is based ‘‘only on the facts and information available’’ to such party, Please expand your disclosure to explain what information, if any, each individual was lacking when making the fairness determination. In that regard, we note that each party listed is either a board member, executive or close affiliate of the company. Alternatively, revise to remove the implication that these parties are making a qualified fairness determination.

COMPANY RESPONSE:	We have revised pages 19-23 of the document to remove the implication that these parties are making a qualified fairness determination.

39.    SEC Comment:    Please expand your disclosure to explain why each member of the Salas Group found the transaction to be substantively fair given their statement that they would not sell their securities unless the price were significantly higher than $.70.

COMPANY RESPONSE:	We have expanded our disclosure on pages 22-23 of the document in response to the staff’s comment.

40.    SEC Comment:    Please expand each bulleted factor to explain why each factor supported each filing person’s fairness determination. Include quantification where appropriate.

COMPANY RESPONSE:	We have expanded our disclosure on pages 20-23 of the document in response to the staff’s comment.

41.    SEC Comment: Please disclose all the factors each filing person considered in determining the transaction was procedurally fair.

COMPANY RESPONSE:	We have expanded our disclosure on pages 20-23 of the document in response to the staff’s comment.

Opinion of Financial Advisor to the Special Committee, page 28 (now page 23)

42.    SEC Comment:    We note your reference on page 30 to non-public information furnished by the company. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

COMPANY RESPONSE:	The financial forecasts and projections we provided to or helped our financial advisor develop, were limited to the fiscal year ending on April 30, 2006. These forecasts were in line with our actual results for that period which we have disclosed in our annual report on Form 10-K for the year ending April 30, 2006. As a result, we respectfully believe disclosure of these forecasts and projections would be immaterial and perhaps confusing to stockholders. No projections for periods after April 30, 2006 were prepared by us for or provided by us to the financial advisor.

11

43.    SEC Comment:    Please expand your disclosure to explain how the advisor arrived at the discounts, growth rates and premiums it selected for each analysis.

COMPANY RESPONSE:	We have expanded our disclosure on page 27 of the document in response to the staff’s comments.

General, page 36 (now page 31)

44.    SEC Comment:    We note the disclosure on top of page 36 that ‘‘a success fee based on the aggregate value of the merger’’ will be paid to BB&T Capital Markets. Please revise to disclose the formula for calculating the success fee and a range of the possible amounts to be paid. Refer to Rule 1015(b)(4).

COMPANY RESPONSE:	We have revised the disclosure to include the success fee to be paid to BB&T Capital Markets.

45.    SEC Comment:    We note BB&T was previously retained to ‘‘conduct a process’’ that was described in part on page 29. Please describe, and quantify any fees paid relating to, any material relationship that existed during the past two years between the company and its affiliates, and BB&T. Refer to Rule 1015(b)(4).

COMPANY RESPONSE:	We revised the disclosure to specifically state that we have not paid any fees to or engaged in any material relationship with BB&T Capital Markets during the past two years.

Purpose and Structure of the Merger, page 36 (now page 32)

46.    SEC Comment:    Please revise your disclosure to indicate the reasons for the structure of the transaction and why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Refer to Item 1013(c) of Regulation M-A.

COMPANY RESPONSE:	We have expanded our disclosure on pages 32-33 of the document in response to the staff’s comment.

47.    SEC Comment:    Expand your disclosure to discuss the alternatives considered by each filing person and explain why such alternatives were rejected. Refer to Item 1013(3) of Regulation M-A.

COMPANY RESPONSE:	We have expanded our disclosure on pages 32-33 of the document in response to the staff’s comment.

Effects of the Merger, page 36 (now page 33)

48.    SEC Comment:    Please acknowledge that you will update your tabular disclosure if an agreement with contributing stockholders is reached. In addition, please expand your table to include Mr. Salas. Refer to Instruction 3 to Item 1013 of Regulation M-A.

COMPANY RESPONSE:	We acknowledge that we will update our tabular disclosure if an agreement is reached. We have revised the table on page 33 in response to the staff’s comment.

49.    SEC Comment:    We note the company has experienced net losses in recent years. Disclose, if true, that filing persons maintaining an interest in the company will benefit from the company’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

COMPANY RESPONSE:	We have revised the disclosure on page 33 of the proxy statement to include a discussion of the operating loss carryforwards.

Merger Financing, page 41 (now page 38)

50.    SEC Comment:    Disclose the portion of the consideration that will be financed by the Salas group as compared to the company’s available funds. Refer to Item 1007(a) of Regulation M-A.

COMPANY RESPONSE:	We have revised the disclosure on page 38 of the proxy statement to indicate the assertion of the Dolphin Parties that the entirety of the merger consideration will be paid from available funds of Dolphin Direct and none of the Company’s available funds will be used for that purpose.

12

Federal Income Tax Considerations, page 41 (now page 38)

51.    SEC Comment:    Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company and the filing persons. Refer to Item 1013(d) of Regulation M-A.

COMPANY RESPONSE:	We have revised page 39 in response to the staff’s comment.

Stock Purchase Information, page 55 (now page 58)

52.    SEC Comment:    Please revise to disclose purchases of any subject securities by filing persons during the past two years or advise. Refer to Item 10020) of Regulation M-A. In that regard, we note the stock purchase made by Dolphin Direct Equity Partners, LP. on October 11, 2005.

COMPANY RESPONSE:	We have revised pages 58-59 in response to the staff’s comment. The Dolphin Parties have asserted that the Dolphin Parties have not made any purchases of BRA stock in the last 2 years except as disclosed in the revised disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 56 (now page 59)

53.    SEC Comment:    Please expand your tabular disclosure to include shares beneficially owned by Mr. Salas, including appropriate explanatory disclosure addressing shared beneficial ownership. Refer to Instruction 5 to Item 403 of Regulation S-K.

COMPANY RESPONSE:	We have revised the table on page 60 in response to the staff’s comment.

Where Stockholders Can Find More Information, page 57 (now page 61)

54.    SEC Comment:    We note that you have incorporated by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information maybe incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 14(e) to Schedule 14A. Please update the disclosure to reflect the filing of your new Form 10-K and revise the Schedule 14A to include the information required by Item 14, or, in the alternative, please comply with Item I 4(e)(2) of Schedule 14A.

COMPANY RESPONSE:	We have updated the disclosure to incorporate by reference our filing on Form 10-K for the year ended April 30, 2006 and our filing on Form 10-Q for the quarter ended July 30, 2006, a copy of each of which will be furnished to stockholders with the proxy.

55.    SEC Comment:    Advise us of the authority upon which the filing persons rely to disclose that any future filings made by the issuer will automatically be deemed to be incorporated by reference in the proxy statement. In addition, please confirm that the filing persons will amend the Schedule 13E-3 upon the filing of any such documents to the extent necessary to comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 13E-3 permit forward incorporation by reference.

COMPANY RESPONSE:	We have removed the language relating to forward incorporation by reference in response to the staff’s comment. We confirm that we will request that the filing persons amend the Schedule 13E-3 to comply with our disclosure obligations.

Exhibit A

56.    SEC Comment:    Please refile your entire Agreement and Plan of Merger to include the exhibits you reference in the agreement.

COMPANY RESPONSE:	We have filed the exhibits to the Agreement and Plan of Merger.

Exhibit C

57.    SEC Comment:    Please tell us whether you will provide an updated fairness opinion that will include a review of your most recent Form 10-K.

COMPANY RESPONSE:	We will not provide an updated fairness opinion.

13

58.    SEC Comment:    We note the opinion indicates that your opinion ‘‘was prepared solely for the information and assistance of the Special Committee . . .’’ Revise the transaction statement and opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. Alternatively, revise to include the basis for the advisor’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws, See our website, www.sec.gov, for further guidance under the Division of Corporation Finance’s Current Issues Outline at section 11.D.1.

COMPANY RESPONSE:	In response to the Staff’s comment, BB&T Capital Markets has modified the language of its opinion to delete the word ‘‘solely’’ and state that the opinion ‘‘was prepared for the information and assistance of the Special Committee . . .’’ The Company and BB&T believe that this clarification makes clear that unaffiliated security holders may rely upon the materials when making their evaluation.

BOSTON RESTAURANT ASSOCIATES, INC.

By: /s/ George R.Chapdelaine

George R. Chapdelaine

14

Discussion Materials Prepared

For

The Special Committee of The Board of Directors of

Boston Restaurant Associates, Inc.

March 16, 2006

BB&T Capital Markets

CORPORATE BANKING I INVESTMENT BANKING I SALES & TRADING I RESEARCH

BB&T Capital Markets

Table of Contents

Section

I.

Executive Summary

II.

Company Overview

Valuation Methodology

III.

A.

Overview

B.

Comparable Company Analysis

C.

Precedent Transactions Analysis

D.

Premiums Paid Analysis

E.

Discounted Cash Flow Analysis

F.

Adjusted Book Value Analysis

IV.

Opinion Letter

Appendices

A.

Comparable Company Descriptions

B.

Precedent Transaction Descriptions

C.

Size Discount, Illiquidity Discount and Control Premium Discussion

BB&T Capital Markets

I.

Executive Summary

BB&T Capital Markets

4

Executive Summary
 Introduction

On June 14, 2005, BB&T Capital Markets (“BBTCM”) was engaged by the Special Committee of the Board of
Directors (“Special Committee”) of Boston Restaurant Associates (“BRAI” or “the Company”) to assist in the execution of a sale of the Company.

On December 7, 2005 the Special Committee and BBTCM received from Dolphin Direct Equity Partners (“the
Purchaser” or “Dolphin”) a revised non-binding indication of interest to purchase, through an acquisition vehicle, the Company’s issued and outstanding common stock and convertible preferred stock for an aggregate purchase price of $6.9 million (including the effect of in-the-money options and warrants), or an effective $0.70 per common share.

As part of our advisory services, BBTCM has been asked to render an opinion (“the Opinion”) to the Special
Committee as to the fairness, from a financial point of view, of the consideration to be paid by the Purchaser for the outstanding equity of BRAI.

The use of the Opinion is subject to the provisions of the investment banking engagement letter signed and agreed to by and between the Special Committee and BBTCM on June 14, 2005.

BB&T Capital Markets

5

Executive Summary
Sale Process Overview

As part of the sale process, BBTCM approached 123 potential buyers of BRAI.

Of the 48 parties who received the confidential information memorandum, 7 parties submitted preliminary indications of interest.

Of the 7 parties who submitted indications of interest, 5 attended meetings with the management team.

Of the 5 parties that attended management meetings, 3 parties submitted offers.

Of the 123 buyers approached, 48 parties signed a confidentiality agreement and were subsequently sent a confidential information memorandum.

The Special Committee chose to enter into negotiations with Dolphin.

-

-

-

69 potential financial buyers.

43 potential strategic buyers.

11 other potential “hybrid” buyers (typically individuals with significant experience in the restaurant industry and adequate financial resources to complete a transaction).

BB&T Capital Markets

6

Executive Summary
Transaction Details

The synopsis below is based on the information contained in the Draft Agreement and Plan of Merger dated as of March 6, 2006 by and between BRAI, Braidol Acquisition Corp. (“Braidol”, a newly-
formed, 100% subsidiary of Dolphin) and Dolphin.

-

-

The Merger: Braidol Acquisition Corp. will be merged into and with BRAI, whereupon
Braidol will cease to exist and BRAI will be the sole surviving corporation.

Total Consideration: $6.9 million (including effects of in-the-money options and warrants)
consisting of the following components:

Common Stock: $4.9 mm

7.0 mm shares outstanding x $0.70 per share;

0.7 mm in-the-money options and warrants outstanding x $0.70 per share, less cash from exercise of options and warrants of  $0.3 mm; and

Liquidation preference of $0.85 x 1.1 mm shares outstanding (as defined in
Certificate of Designation), plus $0.70 x 1.1 mm shares outstanding.

Stock options and warrants: $0.2 mm

Company Preferred Stock: $1.8 mm

-

In addition, the Purchaser will assume $3.7 mm in net debt.

BB&T Capital Markets

7

Executive Summary
Fairness Opinion Procedures

In connection with our review of the Transaction and the preparation of our Opinion, we have, among other things:

-

Reviewed a draft of the Merger Agreement and discussed material terms of the Transaction with the Special
Committee, the Special Committees’ counsel and representatives of the Purchaser;

-

Reviewed the Company’s audited financial statements for the fiscal years ended the last Sunday in April
2002, 2003, 2004 and 2005;

-

Reviewed among other public information, the Company’s Annual Reports, Forms 10-K, and related financial information for the fiscal years ended April 2002, 2003, 2004 and 2005;

-

Reviewed certain unaudited information of the Company, including unaudited quarterly financial statements, forms 10-Q, other SEC documents including forms 8K, 13D, among others;

-

Compared the financial position and results of operations of the Company with those of certain publicly traded companies that we deemed to be relevant;

-

Compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations that we deemed to be relevant;

-

Compared the premium paid in the Transaction with premiums paid in other transactions where the target was a public company;

-

Analyzed a discounted cash flow scenario of the Company utilizing projections developed by BBTCM based on assumptions discussed with management of the Company and reviewed with management of the
Company;

-

Analyzed the adjusted book value for BRAI; and

-

Reviewed other such financial studies and analyses and performed such other investigations and took into account such other matters as we deemed to be material or otherwise necessary or appropriate to render our opinion, including our assessment of economic and market conditions.

We have relied upon and assumed the accuracy and completeness of all information furnished to us by or on behalf of BRAI.

BB&T Capital Markets

II. Company Overview

BB&T Capital Markets

Company Overview

Business Overview

BRAI is a public company traded on the Over-the-Counter Bulletin Board (OTCBB) under the symbol
BRAI.OB.

-

-

-

Current market capitalization of $4.2 mm as of March 15, 2006 (7.0 mm shares outstanding; $0.60 per share).

Last twelve months ("LTM") revenue of $23.0 mm (period ending 1/22/2006).

Adjusted LTM EBITDA of $2.1 mm (period ending 1 /22/2006).

Headquartered in Saugus, MA, BRAI operates a chain of 16 restaurants which include 13 pizzerias under the Pizzeria Regina brand name and three full-service family-style Italian/American restaurants under the
Polcari's North End ("Polcari's") brand name.

-

All Pizzeria Regina restaurants feature the Company's signature product - its premium hand-tossed Neapolitan style, thin crust pizza, prepared in gas-fired brick ovens.

-

Twelve of the Pizzeria Regina restaurants are food court kiosks catering primarily to the lunchtime diner.

Self-service, take-out style emphasizing pizza by the slice with common area seating.

-

The original 1926 North End Pizzeria Regina is a wait-service restaurant which serves both lunch and dinner.

Full-service style emphasizing whole pizzas with in-restaurant seating and a license to sell beer and wine.

Competitors include: Other food court kiosks, Sbarro, Pizza Hut, Papa John's, Domino's, among others.

-

Pizzeria Regina is one of the oldest pizzerias in the United States and one of the best known pizza brands in the greater Boston and southeastern New England markets.

The Polcari's concept is a full-service Italian/American casual dining restaurant that attempts to capture the atmosphere of Boston's Italian North End in the 1940s and 1950s.

-

The restaurant competes with other casual, full-service restaurants primarily on the basis of menu selection, quality, price, service, ambiance and location.

Competitors include: Bertucd's, Maggiano's, Vinny T's, Carrabba's, Romano's Macaroni Grill, Olive Garden and The - Chateau
Restaurant.

-

BB&T Capital Markets

Company Overview

Restaurant Locations

The Company currently has a total of 16 locations, the majority of which are in close proximity to greater Boston.

Two of the Company's locations are not located in the greater Boston-area and therefore are not shown on the map below; both are Pizzeria Regina kiosk formats, one in Paramus, NJ and one in Oviedo, FL.

Pizzeria Regina

Polcari’s North End

BB&T Capital Markets

Company Overview

Historical Income Statement Data

(1)

Includes public company costs that BRAI will not incur as a private company.

(2)

Excludes income from discontinued operations, including Polcari’s Cambridge, Polcari’s Hyannis and Pizzeria Regina in Richmond, VA.

BRAI’s historical income statements for the fiscal years ended April 2004 and 2005, and LTM as of January 22, 2006.

Income Statement

LTM as of

(Actual Dollars)

FY2004

FY2005

1/22/2006

Total Revenue

$19,701,597

$22,590,780

$23,031,681

Cost of Food, Beverages & Liquor

$3,805,428

55,120,863

$4,963,205

Gross Profit

$15,896,169

$17,469,917

$18,068,476

% margin

80.7%

77.3%

78.5%

Total Operating Expenses

14,776,067

15,740,482

$16,264,148

EBITDA Before Pre-opening Expenses

$1,120,102

$1,729,435

$l,804,328

% margin

5.7%

7.7%

7.8%

Adjustments to EBITDA (1)

244,863

244,863

285,954

Adjusted EBITDA

$1,364,965

$1,974,298

$2,090,283

Pre-opening Expenses

77,140

$93,196

$0

EBITDA After Pre-opening Expenses

$1,287,825

$1,881,102

$2,090,283

Depreciation & Amortization

$930,271

$976,686

$966,386

EBIT

$357,554

$904,416

$1,123,897

% margin

1.8%

4.0%

4.9%

Other Income/(expense)

$39,409

$8,418

$22,061

Interest Income

$333,994

$2,905

$13,604

Interest Expense

($496,090)

($478,037)

($391,622)

Pre-tax Income

$234,867

$437,702

$767,940

% margin

1.2%

1.9%

3.3%

Income Tax Benefit / (Expense)

(91,545)

6,915

6,915

Net Income (2)

$143,322

$444,617

$774,855

% margin

0.7%

2.0%

3.4%

Year Ended April 24,

BB&T Capital Markets

Company Overview

Historical Balance Sheet Data

Balance Sheet

As of

(Actual Dollars)

1/22/2006

ASSETS

Cash And Equivalents

837,035

Accounts Receivable

115,005

Inventory

482,333

Prepaid Exp. &

.

other Current Assets

150,404

    Total Current Assets

1,584,777

Gross Property, Plant & Equipment

12,041,039

Accumulated Depreciation

(8,269,819)

    Net Property, Plant & Equipment

3,771,220

Goodwill

453,643

Other Long-Term Assets

504,522

Total Assets

6,314,162

LIABILITIES AND STOCKHOLDER’S EQUITY

Accounts Payable

624,407

Accrued Exp.

1,301,140

Curr. Port. of LT Debt

380,831

Current Liabilities of Discontinued Operations

244

    Total Current Liabilities

2,306,622

Noted Payable to Stockholder, Less Current Maturities

77,410

Long-term Debt, Less Current Maturities

1,663,339

Subordinated Debentures

1,450,000

Deferred Rent

351,067

Other Long-term Liabilities (1)

113,215

Total Liabilities

5,961,653

Pref. Stock, Convertible

946,278

Common Stock

70,602

Additional Paid In Capital

10,960,396

Retained Earnings

(11,600,075)

Treasury Stock

(24,692)

Total Stockholder’s Equity

352,509

Total Liabilities And Equity

6,314,162

(1)

Reflects a loan outstanding to Anthony Polcari’s Trust. This loan is interest bearing and included in calculation of total debt

BB&T Capital Markets

Company Overview
Annotated Trading History — 1/1/05 through 3/15/06

$1.20

$1.00

$0.80

$0.60

$0.40

$0.20

$0.00

1/3/05

2/3/05

3/3/05

4/3/05

5/3/05

6/3/05

7/3/05

8/3/05

9/3/05

10/3/05

11/3/05

12/3/05

1/3/06

2/3/06

3/3/06

40,000

35,000

30,000

25,000

20,000

15,000

10,000

5,000

0

Private placement of 1,147,059
shares of Series A Participating
Preferred Stock for $0.85 per share

BRAI files 8K announcing hiring of
BBTCM to explore strategic
alternatives

Dolphin purchases 1.7 mm shares
from Roger Lipton @ $.50/share

Dolphin submits initial indication of
interest for aggregate price of at least
$5 mm

Dolphin submits revised indication
of interest @ $.70/share

BB&T Capital Markets

Company Overview
Annotated Trading History — 1/1/05 through 3/15/06

$1.20

$1.00

$0.80

$0.60

$0.40

$0.20

$0.00

1/3/05

2/3/05

3/3/05

4/3/05

5/3/05

6/3/05

7/3/05

8/3/05

9/3/05

10/3/05

11/3/05

12/3/05

1/3/06

2/3/06

3/3/06

$1.20

$1.00

$0.80

$0.60

$0.40

$0.20

$0.00

Avg. price per share
(1/1/05 — 3/15/06):$0.52

Dolphin's offer price
pet share: $0.70

BB&T Capital Markets

III. Valuation Methodology

BB&T Capital Markets

A. Overview

BB&T Capital Markets

Valuation Methodology
Overview

BBTCM has valued the operations of BRAI using the following commonly applied methodologies :

-

Comparable Company Analysis.

Assesses transaction valuation implied by various metrics derived from the public market trading of a peer group of companies deemed comparable.

The companies in the group are publicly traded going concerns, chosen based on industry focus.

-

Precedent Transaction Analysis.

Assesses transaction values based on the valuation implied by various metrics derived from M&A transactions involving businesses with similar strategic and operating characteristics as BRAI.

-

Public Take-Out Premium Analysis.

Assesses premiums paid for controlling interest of public companies over a period of time.

Analysis incorporates the broad market as well as industry focused transactions.

-

Adjusted Book Value.

Estimates the current market value of assets by making appropriate adjustments for current market rate of leases, current build-out costs for units, and current value of North End property.

-

Discounted Cash Flow Analysis.

Assesses company valuation implied by the present value of projected future cash flows using selected discount rates added to a discounted terminal value.

[redacted]

[redacted]

[redacted]

Pizzeria Regina

BB&T Capital Markets

Valuation Methodology
Summary

As presented below, BRAI’s implied enterprise value of $10.6 million is within the range of value indicated by the valuation methodologies used.

Implied Enterprise Value for BRAI:

$10.6 mm

Comparable Companies Analysis

Precedent Transaction Analysis

Premiums Paid Analysis

DCF Analysis

Adjusted Book Value Analysis

Quick Service Restaurant (“QSR”)

Family & Casual Dining

Public Company Acquisitions

Private Company Acquisitions

Overall Market

Restaurants

$4.0

$6.0

$8.0

$10.0

$12.0

$14.0

$16.0

Implied BRAI Enterprise Value

$7.6

$14.6

$14.3

$5.1

$7.6

$9.4

$9.0

$8.7

$7.4

$8.8

$9.4

$11.2

$9.9

$9.5

$11.5

$   10.3

BB&T Capital Markets

B. Comparable Company Analysis

BB&T Capital Markets

Comparable Company Analysis
Overview

To construct a comparable companies valuation for BRAI, BBTCM identified 8 quickservice restaurant
(“QSR”) publicly-traded companies and 14 family & casual dining publicly traded companies to account for BRAI’s two distinct concepts.

The 22 companies, separated by segment include:

For more information on the comparable companies see Appendix A – Comparable Companies
Descriptions.

-

-

The median revenue for the QSR and family & casual dining comparable companies noted in the following analysis are $553.9 million and $255.8 million, respectively.

The median EBITDA for the QSR and family & casual dining comparable companies noted in the following analysis is $57.0 million and $22.2 million, respectively.

-

BackYard Burgers (BYBI)

-

Benihana (BNHNA)

-

Frisch’s Restaurant (FRS)

-

Dominos Pizza (DPZ)

-

Brinker International (EAT)

-

Grill Concepts (GRIL)

-

Jack in the Box (JBX)

-

BUCA (BUCA)

-

J. Alexander’s (JAX)

-

Morgan’s Foods (MRFD)

-

CEC Entertainment (CEC)

-

Max & Erma’s (MAXE)

-

Noble Roman’s (NROM)

-

Champps Entertainment (CMPP)

-

O’Charley’s (CHUX)

-

Papa John’s International (PZZA)

-

Darden Restaurants (DRI)

-

Tumbleweed (TMBL)

-

Rubio’s Restaurants (RUBO)

-

Flanigan’s Enterprises (BDL)

-

YUM Brands (YUM)

-

Friendly Ice Cream Corp (FRN)

Quick Service Restaurant

Family & Casual Dining

Family & Casual Dining

(

cont.)

BB&T Capital Markets

Comparable Company Analysis
LTM Financial Data — QSR Restaurants

(1) Includes addbacks for public company costs that BRAI will not incur as a private company.

Gross Profit

EBITDA

EBIT

Margin

Margin

Margin

Quick Service Restaurant

Back Yard Burgers Inc.

BYBI

$

41.0

$

13.0

$

3.6

$

1.4

($0.0

)

31.7

%

8.8

%

3.4

%

(0.1

%)

Dominos Pizza Inc.

DPZ

$

$

385.3

$

233.9

$

201.5

$

108.3

25.5

%

15.5

%

13.3

%

7.2

%

Jack in the Box Inc.

JBX

$

2,589.2

$

439.6

$

248.2

$

161.2

$

91.3

17.0

%

9.6

%

6.2

%

3.5

%

Morgan’s Foods Inc.

MRFD

$

86.0

$

14.7

$

9.8

$

6.5

$

3.2

17.1

%

11.3

%

7.6

%

3.7

%

Noble Roman’s Inc.

NROM

$

8.1

$

7.1

$

3.1

$

3.0

$

3.3

87.7

%

38.4

%

36.5

%

40.1

%

Papa John’s International Inc.

PZZA

$

968.8

$

496.6

$

102.6

$

73.8

$

44.3

51.3

%

10.6

%

7.6

%

4.6

%

Rubio’s Restaurants Inc.

RUBO

$

139.0

23.4

$

11.4

$

3.8

$

2.5

16.8

%

8.2

%

2.7

%

1.8

%

Yum! Brands Inc.

YUM

$

9,349.0

$

4,417.0

$

1,644.0

$

1,175.0

$

762.0

47.2

%

17.6

%

12.6

%

8.2

%

Mean

$

l,836.6

$

724.6

$

282.1

$

203.3

$

126.9

36.8

%

15.0

%

11.2

%

8.6

%

Median

$

553.9

$

204.3

$

57.0

$

40.1

$

23.8

28.6

%

11.0

%

7.6

%

4.1

%

Boston Restaurant Associates

BRAI

$

23.0

$

18.1

$

2.1

(1)

$

1.1

$

0.8

78.5

%

9.1

%

4.9

%

3.4

%

LTM Operating Results

($ in millions)

Ticker

Revenue

Gross

Profit

EBITDA

EBIT

Net

Income

NI

Margin

1,511.6

$

BB&T Capital Markets

Comparable Company Analysis
LTM Financial Data — QSR Restaurants

(1) Assumes proposed purchase price of $0.70 per share.

($ in millions)

LTM

LTM

Ticker

P/E

PEG Ratio

Revenue

EBITDA

Quick Service Restaurant

Back Yard Burgers Inc.

BYBI

$

4.50

$

22.0

$

29.3

NM

NA

0.7x

8.1x

0.9x

Dominos Pizza Inc.

DPZ

$

27.97

$

1,881.6

$

2,552.3

19.3x

1.8x

1.7x

10.9x

5.5x

Jack in the Box Inc.

JBX

$

42.11

$

1,455.9

$

1,695.8

16.6x

1.6x

0.7x

6.8x

1.3x

Morgan’s Foods Inc.

MRFD

$

4.25

$

11.6

$

48.9

3.6x

NA

0.6x

5.0x

1.0x

Noble Roman’s Inc.

NROM

$

0.97

$

15.8

$

25.8

4.9x

NA

3.2x

8.3x

1.7x

Papa John’s International Inc.

PZZA

$

31.07

$

1,031.0

$

1,070.4

24.7x

2.2x

l.1x

10.4x

3.1x

Rubio’s Restaurants Inc.

RUBO

$

10.20

$

96.1

$

82.1

37.6x

1.5x

0.6x

7.2x

1.4x

Yum! Brands Inc.

YUM

$

48.75

$

13,446.8

$

15,105.8

19.1x

1.7x

1.6x

9.2x

2.7x

Mean

$

2,245.1

$

2,576.3

-18.0x

1.7x

1.3x

8.2x

2.2x

Median

$

563.5

$

576.2

19.1x

1.7x

0.9x

8.2x

1.5x

Boston Restaurant Associates (1)

BRAI

$

0.70

$

6.9

$

10.6

8.9x

N/A

0.5x

5.1x

1.7x

Valuation Data

Stock

Market

Enterprise

TEV / LTM

Price

Cap

Value

Book Value

BB&T Capital Markets

Comparable Company Analysis
Implied Valuation Based on QSR Publicly Traded Comparables

Given that public company multiples are based on minority ownership positions, we have applied a
31.5% control premium to the implied minority equity value of BRAI (see Appendix C for more information).

The QSR publicly-traded comparable companies are much larger than BRAI and/or are generally more liquid, we have therefore applied a 50% size and illiquidity discount to the equity value of
BRAI (see Appendix C for more information).

Applying the median results from the QSR comparable companies analysis implies an enterprise value range of $7.6 – $14.6 million.

Summary of QSR Comparable Companies Analysis

($ in millions)

Market Cap /

LTM

LTM

Book

LTM

Revenue

EBITDA

Value

Net Income

0.88x

8.19x

1.53x

19.12x

BRAI Operating Results

$23.0

$2.1

$6.3

$0.8

Implied Enterprise Value

20.3

17.1

9.7

Less: Net Debt

3.7

3.7

3.7

Implied Unadjusted Minority Equity Value

$16.6

$13.4

$6.0

$14.8

Less: 50% Size & Illiquidity Discount

8.3

6.7

3.0

7.4

Implied Median Minority Equity Value

$8.3

$6.7

$3.0

$7.4

Add: 31.5% Control Premium

2.6

2.1

0.9

2.3

Implied Median Majority Equity Value

$10.9

$8.8

$3.9

$9.7

Add: Net Debt

3.7

3.7

3.7

3.7

Implied Median Majority Enterprise Value

$14.6

$12.5

$7.6

$13.4

Enterprise Value /

QSR Peer-Group MEDIAN Multiple

BB&T Capital Markets

Comparable Company Analysis
LTM Financial Data — Family & Casual Dining Restaurants

(1) Includes addabacks for public company costs that BRAI will not incur as a private company.

($ in millions)

Gross

Gross Profit

EBITDA

Profit

Margin

Margin

Family / Casual Dining

Benihana lnc.

BNHNA

$239.1

$45.5

$35.8

$24.9

$11.6

19.0%

15.0%

10.4%

4.8%

Brinker International Inc.

EAT

$4,117.1

$668.9

$492.2

$295.5

$181.5

16.2%

12.0%

7.2%

4.4%

BUCA Inc.

BUCA

$272.5

$30.4

$4.2

($10.1)

($43.4)

11.2%

1.6%

(3.7%)

(15.9%)

CEC Entertainment Inc.

CEC

$726.1

$407.7

$183.5

$122.2

$72.9

56.2%

25.3%

16.8%

10.0%

Champps Entertainment Inc.

CMPP

$218.8

$31.2

$16.4

$4.9

($1.7)

14.3%

7.5%

2.2%

(0.8%)

Darden Restaurants Inc.

DRJ

$5,504.4

$1,243.2

$730.3

$514.1

$317.2

22.6%

13.3%

9.3%

5.8%

Flanigan’s Enterprises Inc.

BDL

$50.5

$26.1

$4.1

$2.5

$1.2

51.7%

8.1%

5.0%

2.4%

Friendly Ice Cream Corp.

FRN

$559.8

$81.8

$42.7

$18.5

$2.7

14.6%

7.6%

3.3%

0.5%

Frisch’s Restaurants Inc.

FRS

$281.9

$89.2

$28.0

$15.3

$13.1

31.6%

9.9%

5.4%

4.6%

Grill Concepts Inc.

GRIL

$68.6

$7.7

$2.8

$0.7

$0.8

11.2%

4.1%

1.0%

1.2%

J. Alexander’s Corp.

JAX

$126.6

$45.0

$11.0

$6.1

$3.6

35.6%

8.7%

4.8%

2.8%

Max

&

Ermas Restaurants Inc.

MAXE

$183.7

$136.8

$9.8

$1.3

($1.3)

74.5%

5.3%

0.7%

(0.7%)

O’Charley’s Inc.

CHUX

$930.2

$472.5

$81.1

$37.3

$12.0

50.8%

8.7%

4.0%

13.0%

Tumbleweed Inc.

TMBL

$64.2

$10.0

$4.4

$2.3

($0.6)

15.5%

6.9%

3.6%

(0.9%)

Mean

$953.1

$235.4

$117.6

$74.0

$40.7

30.4%

9.6%

5.0%

1.4%

Median

$255.8

$63.7

$22.2

$10.7

$3.1

20.8%

8.4%

4.4%

l.9%

Boston Restaurant Associates

BRAI

$23.0

$18.1

$2.1

(1)

$1.1

$0.8

78.5%

9.1%

4.9%

3.4%

EBIT

LTM Operating Results

Ticker

Revenue

EBITDA

Margin

NI

Income

Margin

EBIT

BB&T Capital Markets

Comparable Company Analysis
LTM Financial Data — Family & Casual Dining Restaurants

(1) Assumes proposed purchase price of $0.70 per share.

($ in millions)

Stock

Market

Enterprise

LTM

LTM

Price

Cap

Value

P/E

PEG Ratio

Revenue

EBITDA

Book Value

Family / Casual Dining

Benihana Inc.

BNHNA

$29.76

$281.8

$293.9

24.2x

0.9x

1.2x

8.2x

1.7x

Brinker International Inc.

EAT

$42.61

$3,652.3

$4,084.3

21.1x

1.5x

l.0x

8.3x

1.8x

BUCA Inc.

BUCA

$5.27

$107.9

$131.3

NM

NA

0.5x

30.9x

0.9x

CEC Entertainment Inc.

CEC

$32.31

$1,102.4

$1,239.8

16.2x

1.4x

1.7x

6.8x

1.9x

Champps Entertainment Inc.

CMPP

$7.88

$103.9

$108.5

NM

NM

0.5x

6.6x

0.8x

Darden Restaurants Inc.

DRI

$41.07

$6,208.5

$7,071.8

20.8x

1.7x

1.3x

9.7x

2.3x

Flanigan’s Enterprises Inc.

BDL

$9.76

$18.3

$22.2

12.6x

NA

0.4x

5.4x

1.0x

Friendly Ice Cream Corp.

FRN

$9.45

$74.6

$285.4

NM

NA

0.5x

6.7x

1.3x

Frisch’s Restaurants Inc.

FRS

$21.30

$108.1

$152.3

11.8x

NA

0.5x

5.4x

0.9x

Grill Concepts Inc.

GRIL

$3.50

$20.0

$21.3

31.9x

NA

0.3x

7.5x

1.0x

J. Alexander’s Corp.

JAX

$8.00

$52.2

$68.1

13.5x

NA

0.5x

6.2x

0.7x

Max & Ermas Restaurants Inc.

MAXE

$10.90

$27.8

$56.7

NM

NA

0.3x

5.8x

0.8x

O’Charley’s Inc.

CHUX

$18.05

$413.6

$593.6

23.4x

1.8x

0.6x

7.3x

0.9x

Tumbleweed Inc.

TMBL

$1.30

$7.9

$26.8

NM

NA

0.4x

6.1x

0.7x

Mean

$870.0

$1,011.1

19.5x

1.5x

0.7x

8.6x

1.2x

Median

$105.9

$141.8

20.8x

1.5x

0.5x

6.7x

0.9x

Boston Restaurant Associates (1)

BRAI

$0.70

$6.9

$10.6

8.9x

N/A

0.5x

5.1x

1.7x

Valuation Data

Ticker

TEV/LTM

BB&T Capital Markets

Comparable Company Analysis
Implied Valuation Based on Family & Casual Dining Publicly Traded Comparables

The family and casual dining publicly-traded comparable companies are much larger than BRAI and/or are generally more liquid, we have therefore applied a 50% size and illiquidity discount to the equity value of BRAI
(see Appendix C for more information).

Given that public company multiples are based on minority ownership positions, we have applied a 31.5% control premium to the implied minority equity value of BRAI (see Appendix C for more information).

Applying the median results from the family & casual dining comparable companies analysis implies an enterprise value range of $5.1 - $14.3 million.

Summary of Family & Casual Dining Comparable Companies Analysis

$14.3

$5.1

$10.5

$9.2

Implied Median Majority Enterprise Value

3.7

3.7

3.7

3.7

Add: Net Debt

$10.6

$1.4

$6.8

$5.5

Implied Median Majority Equity Value

2.5

0.3

1.6

1.3

Add: 31.5% Control Premium

20.85x

0.92x

6.72x

0.52x

Family & Casual Dining Peer-Group MEDIAN Multiple

Market Cap /

Enterprise Value /

($ in millions)

Implied Median Minority Equity Value

Less: 50% Size & Illiquidity Discount

Implied Unadjusted Minority Equity Value

Less: Net Debt

Implied Enterprise Value

BRAI Operating Results

$8.1

$1.1

$5.2

$4.2

8.1

1.1

5.2

4.2

$16.2

$2.1

$10.4

$8.4

3.7

3.7

3.7

5.8

14.1

12.1

$0.8

$6.3

$2.1

$23.0

LTM
Net Income

Book
Value

LTM
EBITDA

LTM
Revenue

BB&T Capital Markets

C. Precedent Transaction Analysis

BB&T Capital Markets

Precedent Transaction Analysis
Overview

BBTCM has reviewed all transactions in various sectors of the restaurant industry that have closed since 2000
(primarily quickservice and family & casual dining) and selected those for which sufficient transaction information was available.

As noted on the following page, BBTCM identified a number of recent transactions that disclosed some, if not all, relevant transaction valuation data.

We have segmented the transactions by those involving public company targets and those involving private company targets.

In deals involving private target companies, transaction data points are often unavailable.

The median LTM revenue and LTM EBITDA for transactions where the target was public was $225.5 million and
$25.2 million, respectively.

The median LTM revenue and LTM EBITDA for transactions where the target was private was $141.6 million and
$16.4 million, respectively.

For more information on the precedent transactions see Appendix B – Precedent Transaction Descriptions.

BB&T Capital Markets

Precedent Transaction Analysis
Precedent Transactions – Public Company Target

Comparable M&A Transactions with Private Company Target

5.6x

0.6x

MEDIAN

5.9x

0.7x

MEAN

5.0x

l.0x

77.5

377.8

388.6

Sbarro Inc.

MBO/Sbarro Management

6/1/2000

5.6x

1.5x

25.1

97.3

141.1

TCBY Inc

Capricorn Investors III LP

6/28/2000

4.7x

0.6x

116.5

961.8

550.0

Buffets Inc.

Caxton-Iseman Capital, Sentinel Capital

10/12/2000

6.5x

1.0x

25.2

165.9

163.8

Taco Cabana, Inc.

Carrols Corp.

12/19/2000

2.3x

0.2x

25.7

265.2

57.7

Rainforest Café

Landry’s Restaurants Inc.

12/20/2000

5.4x

0.7x

30.1

246.1

163.5

Uno Restaurant Corp./Pizzeria Uno

MBO/Uno Management

1/18/2001

5.9x

0.6x

12.2

125.8

72.2

II Fomaio America

Bruckmann, Rosser, Sherrill

5/14/2001

8.4x

0.7x

8.0

91.2

66.9

Santa Barbara Restaurant Group, Inc.

CKE Restaurants Inc. (NYSE:CKR)

03/01/2002

3.8x

0.4x

14.6

137.5

55.4

Interfoods of America

MBO/Berg (CEO) and Wemple (President)

4/1/2002

5.6x

0.4x

45.9

647.0

257.0

Shoney’s, Inc.

Lone Star Funds

4/10/2002

11.3x

0.7x

14.6

238.3

165.3

Morton’s Restaurant Group

Castle Harlan

7/25/2002

5.1x

0.6x

26.5

217.5

134.7

Garden Fresh Restaurant Corp.

Centre Partners/Fairmont Capital

3/10/2004

NM

0.5x

(6.1)

53.8

28.5

Schlotzsky’s, Inc.

Bobby Cox Companies

1/10/2005

6.0x

0.5x

2.8

33.2

17.0

Elmer’s Restaurants Inc.

MBO Led by Chairman and President

03/11/2005

5.7x

0.6x

23.2

233.5

131.8

Quality Dining Inc.

MBO Led by CEO

04/13/2005

7.4x

0.6x

$26.7

$359.2

$198.1

Worldwide Restaurant Concepts

Pacific Equity Partners

9/23/2005

EBITDA

Revenue

EBITDA

Revenue

Transaction
EV

Target/Unit

Buyer/Unit

Close
Date

Transaction EV/

Target LTM Financials

Source: SEC Documents, sell-side equity research, articles, and BBTCM estimates.

BB&T Capital Markets

Precedent Transaction Analysis
Precedent Transactions – Private Company Target

Comparable M&A Transactions with Private Company Target

6.3x

0.7x

Median

8.3x

0.9x

Mean

NA

0.5x

NA

41.0

18.7

Yum! Brands Inc./64 Pizza Huts

NPC International, Inc.

6/8/2000

5.9x

0.6x

21.8

220.6

129.5

Prandium Inc./El Torito Restaurants

Acapulco Mexican Restaurants, Inc.

6/29/2000

9.1x

0.9x

5.9

61.5

53.6

71 Popeye’s Restaurants

Interfoods of America

9/19/2000

3.2x

0.2x

3.3

46.6

10.6

Chicago Pizza & Brewery Inc.

BJ Chicago and Jacmar Cos

7/16/2001

4.3x

0.7x

4.8

29.9

21.0

Vinny Testa’s of Boston

BUCA Inc.

1/15/2002

6.1x

0.8x

20.3

162.4

123.5

Avado Brands Inc./McCormick & Schmicks

Castle Harlan and Bruckmann Rosser Sherrill

1/24/2002

3.9x

0.5x

32.5

274.9

127.0

Houlihans Restaurants

Scoggin Ventures

2/2/2002

NA

0.6x

NA

279.0

155.8

Bon Appetit

Compass Group

5/24/2002

NA

0.6x

NA

200.0

112.3

ICH Corp./Sybra Inc.(Arbys franchisee)

Triarc Companies Inc.

7/25/2002

4.2x

0.5x

125.4

1,054.2

525.0

Buffets Inc.

Caxton-Iseman Capital, Inc.

08/5/2002

23.1x

3.5x

11.9

78.0

275.0

Baja Fresh Mexican Grill

Wendy’s International Inc.

12/4/2002

22.0x

2.0x

2.0

23.0

45.0

ACI Capital/Qdoba Restaurants

Jack in the Box Inc.

1/28/2003

5.4x

0.7x

27.3

201.4

147.1

Ninety Nine Restaurant & Pub

O’Charley’s

1/28/2003

NM

3.2x

(0.9)

12.6

40.3

Montana Mills Bread Company

Krispy Kreme Doughnuts Inc.

4/7/2003

NA

0.6x

NA

125.0

75.0

Cheddar’s Inc

Brazos Private Equity Partners

11/19/2003

NA

0.7x

NA

3.0

2.2

Chicago Pizza & Brewery Inc./Pierro’s Pizza

Private Group led by Ken Bay and Ray David

2/17/2004

9.9x

0.7x

17.6

240.5

174.5

Saunders, Karp and Megrue/Mimi’s Cafe

Bob Evans Farms

7/7/2004

NA

0.4x

NA

50.0

21.0

AFC Enterprises/Cinnabon

Roark Capital Group

11/4/2004

NA

0.3x

NA

515.0

141.6

Lone Star Funds/Captain D’s

Charlesbank, Grotech Partners

12/27/2004

5.5x

0.7x

32.7

265.0

180.0

Uno Restaurant Corp.

Centre Partners

2/23/2005

NA

0.9x

NA

796.0

687.8

RTM Restaurant Group

Triarc Companies

7/25/2005

NA

1.lx

NA

140.0

150.0

TB Corp./Taco Bueno

Palladium Equity Partners

8/11/2005

6.6x

0.7x

37.1

348.0

245.0

The Restaurant Company

Castle Harlan

9/23/2005

10.0x

NA

$ 20.0

NA

200.0

Claim Jumper Enterprises

Leonard Green & Partners

10/14/2005

6.6x

0.8x

30.0

250.0

198.0

Garden Fresh Restaurant Corp.

Sun Capital Partners

10/19/2005

9.7x

1.8x

42.9

$230.4

$415.0

El Pollo Loco

Trimaran Capital Partners

11/21/2005

EBITDA

Revenue

EBITDA

Revenue

Transaction
EV

Target/Unit

Buyer/Unit

Close
Date

Transaction EV/

Target LTM Financials

Source: SEC Documents, sell-side equity research, articles, and BBTCM estimates.

$13.3

$16.2

Implied Enterprise Value

$10.1

$13.2

Implied Enterprise Value

BB&T Capital Markets

31

Precedent Transaction Analysis
 Implied Valuation

The following table applies the median of the transaction multiples for public targets and private targets to BRAI’s LTM operating results.

For transaction multiples where the target was public, the target’s LTM EBITDA includes public company costs and therefore we have not added back public company costs to BRAI’s EBITDA.

For transaction multiples where the target was private, the target’s LTM EBITDA does not include public company costs and therefore we have added back public company costs to BRAI’s EBITDA.

We have applied a 40% size discount to the equity value of BRAI because the targets in the transactions listed are much larger than BRAI (see Appendix C for more information).

Applying the median results from the precedent transaction analysis implies an enterprise value range of $7.6 – $9.4 million for transactions where the target was a public company and $9.4 – $11.2 million for transactions where the target was a private company.

Summary of Precedent Transaction Analysis

$9.4

$11.2

Adjusted Implied Enterprise Value

3.7

3.7

Plus: Net Debt

$5.7

$7.5

Adjusted Equity Value

3.8

5.0

Less: Size discount of 40.0%

$9.6

$12.5

Implied Equity Value

3.7

3.7

Less: Net Debt

$2.1

$23.0

BRAI LTM Operating Results

6.3x

0.7x

Private Target Median Multiple

EBITDA

Revenue

Enterprise Value / LTM

($ in millions)

$7.6

$9.4

Adjusted Implied Enterprise Value

3.7

3.7

Plus: Net Debt

$3.9

$5.7

Adjusted Equity Value

2.6

3.8

Less: 40.0% Size Discount

$6.4

$9.5

Implied Equity Value

3.7

3.7

Less: Net Debt

$1.8

$23.0

BRAI LTM Operating Results

5.6x

0.6x

Public Target Median Multiple

EBITDA

Revenue

Enterprise Value / LTM

($ in millions)

D. Public Take-Out Premium Analysis

BB&T Capital Markets

Public Take-Out Premium
General Market Premiums vs. 5 Trading Days Prior Close Price

Over the past 10 years, the average premium paid for a public takeover was 31.5% relative to the seller’s stock price 5 trading days before the acquisition announcement.

(1) Premiums are based on the seller’s closing price five trading days before the initial announcement. Negative premiums are excluded from the data.
Source: Mergerstat

Median Premiums (1) in Public Takeovers Based on the Target’s Stock Price 5
Trading Days Prior to Acquisition Announcement (1996 - 2005)

34.6%

41.1%

40.5%

34.4%

31.6%

23.4%

24.1%

30.1%

27.3%

27.5%

0.0%

10.0%

20.0%

30.0%

40.0%

50.0%

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005

10 Year Average:
31.5%

BB&T Capital Markets

Public Take-Out Premium
General Market Premiums vs. 20 Trading Days Prior Close Price

Over the past 10 years, the average premium paid for a public takeover was 39.7% relative to the seller’s stock price 20 trading days before the acquisition announcement.

(1) Premiums are based on the seller’s closing price 20 trading days before the initial announcement. Negative premiums are excluded from the data.
Source: Mergerstat

Median Premiums (1) in Public Takeovers Based on the Target’s Stock Price 20
Trading Days Prior to Acquisition Announcement (1996 - 2005)

36.4%

38.4%

37.6%

46.7%

48.9%

50.4%

41.9%

39.9%

28.3%

29.0%

0.0%

10.0%

20.0%

30.0%

40.0%

50.0%

60.0%

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005

10 Year Average:
39.7%

BB&T Capital Markets

Public Take-Out Premium
Restaurant Industry Premiums

The premiums paid for public takeovers in the broader market has been higher than transactions that have occurred in the overall restaurant industry.

-

-

5-day public takeover premium for restaurants of 21.8% v. overall market of 31.5%.

20-day public takeover premium for restaurants of 28.0% v. overall market of 39.7%.

Premium

28.0%

21.8%

Median

9%

NM

11/30/1995

CKE Restaurants Inc.

Summit Family Restaurants Inc.

NM

0%

09/02/1997

Boston Ventures Management, Inc.

Ground Round Restaurants

8%

8%

09/11/1997

The Restaurant Co

Perkins Family Restaurants

10%

5%

10/21/1997

Berkshire Hathaway Inc.

International Dairy Queen

11%

10%

10/22/1997

Citygroup Venture Capital, Ltd.

DavCo Restaurants Inc.

38%

35%

04/03/1998

Bertucci’s Corp.

Bertucci’s Inc.

63%

36%

04/23/1998

Piccadilly Cafeterias

Morrison Restaurants, Inc

2%

1%

04/28/1998

Nautic Partners

Skyline Chili, Inc.

19%

14%

06/04/1998

Carrols Corp.

Pollo Tropical, Inc.

2%

32%

09/18/1998

Consolidated Restaurants Operations, Inc.

Spaghetti Warehouse

32%

14%

12/03/1998

MBO led by CEO

Back Bay Restaurant Group

33%

12%

12/11/1998

CBRL Group

Logan’s Roadhouse, Inc.

15%

18%

03/18/1999

MBO led by CEO

Rock Bottom Restaurants

57%

68%

02/01/2000

Capricorn Investors

TCBY Enterprises, Inc.

17%

17%

02/09/2000

Landry’s Restaurants

Rainforest Cafe, Inc.

27%

27%

06/05/2000

Caxton-Iseman Capital, Sentinel Capital Partners

Buffets Inc.

45%

45%

07/14/2000

Jacksonville Restaurants Acquisition Corp.

Cucos Inc.

44%

58%

09/26/2000

Landry’s Restaurants

Rainforest Café. Inc.

104%

110%

10/06/2000

Carrols Corp.

Taco Cabana. Inc.

32%

56%

10/25/2000

MBO led by Chairman

Uno Restaurant Corp.

33%

22%

11/15/2000

Bruckmann, Rosser, Sherrill

Il Fornaio America Corp.

28%

38%

12/20/2000

The Jacmar Companies

BJ’s Restaurants Inc.

28%

21%

02/07/2001

Compass Group plc

Morrison Management Specialists, Inc.

52%

40%

02/15/2001

BancBoston Capital, Fairmont Capital, Goldner Hawn

VICORP Restaurants. Inc.

39%

47%

03/31/2001

Take private led by Stephen Oyster

Pancho’s Mexican Buffet, Inc.

63%

111%

10/05/2001

HillStreet Capital Inc.

Blimpie International, Inc.

8%

2%

12/21/2001

CKE Restaurants Inc

Santa Barbara Restaurant Group, Inc.

11%

12%

12/21/2001

MBO led by CEO

Quizno’s Corporation

123%

150%

12/24/2001

MBO led by CEO

Interfoods of America

29%

16%

01/24/2002

Lone Star Funds

Shoney’s, Inc.

23%

12%

07/15/2002

Castle Harlan

Morton’s Restaurant Group Inc.

32%

27%

09/30/2003

Centre Partners Management, Fairmont Capital

Garden Fresh Restaurant Corp.

11%

5%

11/10/2004

MBO led by CEO

Quality Dining Inc.

48%

42%

04/28/2005

Pacific Equity Partners

Worldwide Restaurant Concepts Inc.

0%

0%

11/17/2005

Steakhouse Partners Inc

Roadhouse Grill Inc.

21%

19%

12/08/2005

Wellspring Capital Management

Dave & Buster’s Inc.

25%

23%

12/12/2005

Newcastle Partners

Fox & Hound Restaurant Group

20-day

5-day

Date

Acquiror

Target Company Name

(1) Premiums are based on the seller’s closing price 5 trading days and 20 trading days before the initial announcement. Negative premiums are excluded from the data.
Source: Capital/IQ

BB&T Capital Markets

Public Take-Out Premium
Implied Valuation

The following table applies the median of the 5-day and 20-day premiums for restaurant specific and overall market transactions to BRAI’s 5-day and 20 day premium.

-

Announcement date assumed to be 6/24/05 – filing date of Form 8K announcing
BRAI had hired BB&T Capital Markets to explore strategic alternatives.

Applying the median results from the overall market premiums paid analysis implies an enterprise value range of $9.0 – $9.9 million.

Applying the median results from the restaurant specific premiums paid analysis implies an enterprise value of $8.7 – $9.5 million.

(Actual dollars and shares)

5-day

20-day

5-day

20-day

Median Take-out Premium

21.8%

28.0%

31.5%

39.7%

BRAI Stock Price

$0.40

$0.45

$0.40

$0.45

Implied Equity Value

$0.49

$0.58

$0.53

$0.63

Fully diluted shares outstanding

8,883,226

8,883,226

8,883,226

8,883,226

Implied Equity Value

$4,326,131

$5,116,738

$4,671,156

$5,586,039

Plus: Interest bearing debt

$3,684,795

$3,684,795

$3,684,795

$3,684,795

Plus: Preferred Stock

$974,998

$974,998

$974,998

$974,998

Less: Cash from Exercise of Options

$320,700

$320,700

$320,700

$320,700

Implied Enterprise Value

$8,665,224

$9,455,831

$9,010,248

$9,925,132

Restaurants

Overall Market

BB&T Capital Markets

E. Discounted Cash Flow Analysis

BB&T Capital Markets

Discounted Cash Flow Analysis
Overview

Projections for future net operating profit after taxes (“NOPAT”) for the Company were prepared by BBTCM and based on assumptions which were provided by management.

Management does not forecast its financials beyond the current fiscal year budget.

The majority of the Company’s future earnings growth is projected to come from the build-out of a new, and yet unproven restaurant format of the Pizzeria Regina concept.

These figures were converted into free cash flow by adding back for depreciation and amortization, capital expenditures, and investments in non-cash working capital.

Free cash flows were discounted using a range of discount rates that reflect the weighted average cost of capital
(“WACC”) for the Company.

The WACC was calculated in a manner that reflected the higher risk associated with the future earnings attributable to the new, not yet proven, Pizzeria Regina format.

The calculation of residual value applies a range of reasonable earnings multiples to the Company’s final year
EBITDA and discounts it back to the present at the WACC.

BB&T Capital Markets

Discounted Cash Flow Analysis
Unlevered Free Cash Flow Projections

The following table calculates our forecast for the Company’s unlevered free cash flows.

Negative free cash flows are the result of the significant capital requirement to build out the new Pizzeria
Regina format.

$1,145,216

$966,386

$2,111,602

FY2006

$1,721,716

36,021

($30,000)

$966,386

$749,310

($459,254)

$1,208,564

$966,386

$2,174,950

Year 1
FY2007

($2,285,868)

($2,146,132)

($1,458,758)

$883,625

Unlevered Free Cash Flow

664,049

484,723

260,896

81,637

Change in Working Capital

$6,618,511

$4,573,739

$3,202,722

$2,394,518

EBITDA

Capital Expenditures

Depreciation

NOPAT

Taxes on EBIT @ 38.0% (1)

EBIT

Depreciation

($8,030,000)

($6,030,000)

($4,030,000)

($1,030,000)

$1,886,386

$1,311,386

$1,023,886

$966,386

$3,193,697

$2,087,759

$1,286,460

$865,602

($1,957,427)

($1,279,594)

($788,476)

($530,530)

$5,151,125

$3,367,353

$2,074,936

$1,396,132

$2,691,386

$1,886,386

$l,311,386

$1,023,886

Year 5
FY2011

Year 4
FY2010

Year 3
FY2009

Year 2
FY2008

(1) Assumed normalized corporate tax rate.

BB&T Capital Markets

Discounted Cash Flow Analysis
Summary

Our DCF analysis implies a valuation range of between $7.4 and $11.5 million.

$11,521,105

$10,623,773

$9,726,442

$8,256,319

$7,425,024

6.5x

6.0x

5.5x

5.0x

4.5x

Range of Terminal EBITDA Multiples

BB&T Capital Markets

F. Adjusted Book Value Analysis

Adjusted Book Value Analysis
Overview

To estimate the market value of the assets of BRAI, we have made the following adjustments.

-

Adjusted the cost basis of the Company’s fixed assets to reflect the management of the Company’s estimates of replacement cost.

-

We examined each operating lease with the assistance of management and determined that no adjustment was required for the operating leases based on the rates of current leases relative to the market rate.

Accumulated depreciation was deemed a reasonable estimate of the impairment of the assets given their expected life.

The resulting range for the adjusted book value of BRAI is $8.8 – $10.3 million.

BB&T Capital Markets

Balance Sheet

(Actual Dollars)

ASSETS

Cash And Equivalents

$

837,035

$

-

$

837,035

Accounts Receivable

115,005

-

115,005

Inventory

482,333

-

482,333

Prepaid Exp.

&.

other Current Assets

150,404

-

150,404

Total Current Assets

$

1,584,777

$

-

$

1,584,777

Gross Property, Plant

&.

Equipment

12,041,039

2,500,000

14,541,039

Accumulated Depreciation

(8,269,819

)

-

(8,269,819

)

Net Property, Plant & Equipment

$

3,771,220

$

2,500,000

$

6,271,220

Operating Lease Adjustment

-

-

Goodwill

453,643

-

453,643

Other Long-Term Assets

504,522

-

504,522

Total Assets

$

6,314,162

$

2,500,000

$

8,814,l62

Low End Adjustment

10/23/2005

Adjustments

Adjusted

10/23/2005

As of

Balance Sheet

(Actual Dollars)

ASSETS

Cash And Equivalents

$

837,035

$

-

$

837,035

Accounts Receivable

115,005

-

115,005

Inventory

482,333

-

482,333

Prepaid Exp.

&.

other Current Assets

150,404

-

150,404

Total Current Assets

$

1,584,777

$

-

$

1,584,777

Gross Property, Plant

&.

Equipment

12,041,039

4,000,000

16,041,039

Accumulated Depreciation

(8,269,819

)

-

(8,269,819

)

Net Property, Plant & Equipment

$

3,771,220

$

4,000,000

$

7,771,220

Operating Lease Adjustment

-

-

Goodwill

453,643

-

453,643

Other Long-Term Assets

504,522

-

504,522

Total Assets

$

6,314,162

$

4,000,000

$

10,314,l62

10/23/2005

Adjustments

Adjusted

High End Adjustment

As of

10/23/2005

BB&T Capital Markets

IV.

Opinion Letter

BB&T Capital Markets

Appendices

BB&T Capital Markets

Appendix A: Comparable Company Descriptions

Comparable Company Descriptions

BB&T Capital Markets

Back Yard Burgers, Inc. engages in the ownership and operation of quick-service and fast-casual restaurants in Southeast region of the United States. The company also engages in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales.

The company grants franchise rights for the use of the ‘Back Yard Burgers’ trade name and other associated trademarks, signs, emblems, logos, slogans, and service marks, which have been or may be developed. The company has one franchise field consultant for each 20 restaurants. Of the 114 franchised restaurants open as of January 1, 2005, 93 were being operated under area development agreements by multiple unit franchisees and 21 were being operated under single franchise agreements by single unit franchisees.

The company’s restaurants specialize in charbroiled, freshly prepared, great tasting food. The company’s menu features made-to-order gourmet 100%
Black Angus hamburgers and chicken sandwiches, charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade, and fresh-baked cobblers. The company’s primary direct competitors consist of McDonald’s Corp.; Burger King
Corp.; and Wendy’s International, Inc.

Back Yard Burgers (NasdaqSC:BYBI)

Income Statement

($ in millions)

Total Revenue

$

34.7

$

38.8

$

40.2

$

41.0

Growth

–

11.9%

3.5%

2.0%

Gross Profit

10.6

11.3

12.4

13.0

Margin %

30.5%

29.0%

30.8%

31.7%

EBITDA

4.2

4.4

4.4

3.6

Margin %

12.0%

11.3%

10.9%

8.8%

Net Income

1.5

1.3

1.3

(0.0)

Margin %

4.3%

3.4%

3.1%

-0.1%

Balance sheet

Cash

$

1.4

$

2.3

$

2.3

$

3.6

Total Assets

22.1

24.5

24.3

31.6

Total Debt

5.9

5.4

4.9

11.0

Fiscal Year Ending December 31,

2002

2003

2004

2005

46

% Appreciation Since

52 Week

6,256

Since 2/8/05

Average Daily Volume

$7.10

High

(48.5%)

2/8/2005

Price as of

$4.70

2/7/2006

(5.7%)

$4.70

8,438

12/31/2005

Low

Since 12/31/05

$8.00

$6.00

$4.00

$2.00

$0.00

50

40

30

20

10

2/7/2005

5/9/2005

8/8/2005

11/7/2005

2/6/2005

0

45

35

25

15

5

$1.00

$3.00

$5.00

$7.00

Financial Summary

BB&T Capital Markets

Comparable Company Descriptions

   737.7

   780.7

   959.7

   602.0

Total Debt

   461.1

   447.3

   448.4

   394.2

Total Assets

  $         66.9

  $         40.4

  $         42.7

  $          22.5

Cash

   7.2%

   108.3

   15.5%

   233.9

   25.5%

   385.3

   4.5%

  $     1,511.6

2005

Balance Sheet

   4.3%

   2.9%

   4.8%

    Margin %

   62.3

   38.8

   60.7

Net Income

Fiscal Year Ending December 31,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in millions)

Financial Summary

   14.0%

   14.2%

   14.5%

   203.1

   189.0

   184.5

   24.5%

   25.6%

   26.4%

   353.7

   341.2

   336.0

   8.5%

   4.6%

   --

  $      1,446.5

  $   1,333.3

  $      1,275.0

2004

2003

2002

Dominos Pizza, Inc. operates as a pizza delivery company in the United States. Through its primarily franchised system, Domino’s operates a network of 7,757 franchised and Company owned stores in the United States and approximately 50 countries. In addition, the company operates 18 regional dough manufacturing and distribution centers in the contiguous United States and eight dough manufacturing and distribution centers outside the contiguous United States.

The company’s menu has three choices: pizza type, pizza size and pizza toppings. Most of its stores carry two sizes of Traditional Hand-Tossed, Ultimate Deep Dish and Crunchy Thin Crust pizza. Its typical store also offers buffalo wings, Domino’s Buffalo Chicken Kickers, bread sticks, cheesy bread, Cinna Stix and Coca-Cola soft drink products.

The company competes against regional and local companies, as well as national chains, including Pizza Hut and Papa John’s.

Dominos Pizza, Inc. (NYSE:DPZ)

% Appreciation Since

52 Week

378,988

Since 2/8/05

Average Daily Volume

$25.82

High

35.3%

2/8/2005

Price as of

$25.82

2/7/2006

6.3%

$16.70

440,419

12/31/2005

Low

Since 12/31/05

$30.00

$25.00

$20.00

$15.00

$10.00

$5.00

$0.00

2,500

2,000

1,500

1,000

500

0

2/7/2005

5/9/2005

8/8/2005

11/7/2005

2/6/2005

BB&T Capital Markets

Comparable Company Descriptions

LTM

   295.8

   298.0

   305.3

   303.1

Total Debt

   1,316.1

   1,338.0

   1,285.3

   1,176.0

Total Assets

  $         55.9

  $         58.1

  $       131.7

  $          22.4

Cash

   3.5%

   91.3

   9.6%

   248.2

   17.0%

   439.6

   3.3%

  $     2,589.2

1/22/2006

Balance Sheet

   3.7%

   3.2%

   3.6%

    Margin %

   91.5

   74.7

   73.6

Net Income

Fiscal Year Ending September 30,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in millions)

Financial Summary

   9.7%

   9.9%

   10.3%

   244.5

   229.3

   212.0

   17.1%

   17.6%

   17.9%

   429.1

   408.6

   368.4

   8.0%

   12.8%

   ––

  $      2,507.2

  $    2,322.4

  $      2,058.3

2005

2004

2003

Jack in the Box, Inc. engages in the ownership, operation, and franchise of restaurants under the name of Jack in the Box quick-service hamburger and Qdoba Mexican Grill fast-casual restaurants. As of October 2, 2005, the Jack in the Box system included 2,049 restaurants, of which 1,534 were company-operated and 515 were franchise-operated. Jack in the Box restaurants are located primarily in the western and southern United States. As of same date, the Qdoba Mexican Grill system included 250 fast-casual restaurants in 37 states, of which 57 were company-operated and 193 were franchise-operated.

Jack in the Box restaurants offer a selection of products targeted primarily at the adult fast-food consumer. The Jack in the Box menu features hamburgers, salads, specialty sandwiches, tacos, drinks and side items.

Qdoba restaurants offer a selection of Nouveau-Mexican food with bold tastes. The Qdoba menu fuses traditional Mexican flavors with flavors from other cuisines and features various signature burritos, the Naked Burrito (a burrito served in a bowl without the tortilla), non-traditional taco salads, 3-cheese nachos and five signature salsas.

Jack in the Box (NYSE:JBX)

% Appreciation Since

52 Week

336,977

Since 2/8/05

Average Daily Volume

$41.58

High

9.7%

2/8/2005

Price as of

$38.54

2/7/2006

9.4%

$27.70

452,835

12/31/2005

Low

Since 12/31/05

$45.00

$40.00

$35.00

$30.00

$25.00

$20.00

$15.00

3,000

2,500

2,000

1,500

1,000

500

2/7/2005

5/9/2005

8/8/2005

11/7/2005

2/6/2005

$10.00

$5.00

$0.00

0

BB&T Capital Markets

Comparable Company Descriptions

LTM

   42.5

   41.7

   44.1

   46.6

Total Debt

   49.6

   50.8

   48.8

   52.7

Total Assets

  $           5.2

  $           6.4

  $          3.7

  $            4.4

Cash

   3.7%

   3.2

   11.3%

   9.8

   17.1%

   14.7

   -1.7%

  $         86.0

11/6/2005

Balance Sheet

   3.9%

   -2.3%

   -1.6%

    Margin %

   3.4

   (1.9)

   (1.3)

Net Income

Fiscal Year Ending February 28,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in million)

Financial Summary

   11.2%

   8.7%

   9.0%

   9.8

   7.1

   7.3

   17.1%

   14.7%

   15.8%

   14.9

   11.9

   12.9

   8.0%

   -1.0%

   ––

  $         87.5

  $         81.0

  $          81.7

2004

2003

2002

Morgan’s Foods, Inc., through wholly owned subsidiaries, operates KFC restaurants, Taco Bell restaurants, Pizza Hut Express restaurants, and an A&W restaurant. The company operates its KFC restaurants under franchises from KFC Corporation, Taco Bell restaurants under franchises from Taco Bell Corporation, Pizza Hut Express restaurants under licenses from Pizza Hut Corporation and an A&W restaurant under a license from A&W Restaurants, Inc.

As of May 27, 2005, the company operates 73 KFC restaurants, 7 Taco Bell restaurants, 14 KFC/Taco Bell ‘2n1’s’  under  franchises from KFC Corporation and franchises or licenses from Taco Bell Corporation, 3 Taco Bell/Pizza Hut Express ‘2n1’s’  under franchises from Taco Bell Corporation and licenses from Pizza Hut Corporation, 1 KFC/Pizza Hut Express ‘2n1’ under a  franchise from KFC Corporation and a license from Pizza Hut Corporation and 1 KFC/A&W ‘2n1’ operated under a franchise  from KFC Corporation and a license from A&W Restaurants, Inc.

Of the 99 KFC, Taco Bell and ‘2n1’ restaurants operated by the company as of May 27, 2005, 16 are located in Ohio, 59 in  Pennsylvania, 13 in Missouri, 2 in Illinois, 7 in West Virginia and 2 in New York.

Morgan’s Foods, Inc. (OTCBB:MRFD)

% Appreciation Since

52 Week

1,961

Since 2/8/05

Average Daily Volume

$8.00

High

81.0%

2/8/2005

Price as of

$5.00

2/7/2006

(24.0%)

$0.80

2,511

12/31/2005

Low

Since 12/31/05

$9.00

$8.00

$7.00

$6.00

$5.00

$4.00

$3.00

18

16

14

12

10

8

2/7/2005

5/9/2005

8/8/2005

11/7/2005

2/6/2005

$2.00

$1.00

$0.00

6

4

2

0

Comparable Company Descriptions

BB&T Capital Markets

Noble Roman’s, Inc. engages in the sales and service of franchises for non-traditional and co-branded foodservice operations under the trade names
‘Noble Roman’s Pizza’ and ‘Tuscano’s Italian Style Subs.’ The company’s products include pizza and sub sandwiches, along with other related menu items. As of December 31, 2004, the company awarded approximately 1,300 franchises in 44 states plus Washington, D.C., Puerto Rico, Guam, Italy and
Canada.

Noble Roman’s Pizza offers items such as 14” large pizzas, individual sized 7” pizzas and breadsticks with dip. From this core, franchisees may also select product extensions, including three types of baked pastas, two flavors of Buffalo wings, three types of hot sandwiches and a breakfast menu of various biscuit sandwiches, biscuits and gravy and a cinnamon round.

Tuscano’s menu offers any of the sandwiches with the customer’s choice of fresh baked white bread, wheat bread or a tomato basil wrap and the customer further gets to choose to have the sandwich either cold or grilled.

Noble Roman’s, Inc. (OTCBB:NROM)

50

Price as of

2/7/2006

Since 2/8/05

Since 12/31/05

High

Low

2/8/2005

12/31/2005

$1.01

7,106

30,333

$1.10

$0.63

17.80%

0.00%

Average Daily Volume

52 Week

% Appreciation  Since

2/7/2005

5/9/2005

8/8/2005

11/07/2005

2/6/2006

$1.20

$0.00

$1.00

$0.80

$0.60

$0.40

$0.20

80

70

60

50

40

30

20

10

0

Financial Summary

Income Statement

($ in millions)

2002

Total Revenue

$

7.8

$

7.9

$

8.4

$

8.1

Growth

—

1.7%

6.6%

-3.4%

Gross Profit

6.9

6.9

7.4

7.1

Margin %

88.9%

87.8%

87.4%

87.7%

EBITDA

3.5

3.1

3.3

3.1

Margin %

44.9%

39.3%

39.4%

38.4%

Net Income

1.3

0.9

2.9

2.2

Margin %

16.6%

11.8%

33.8%

27.4%

Balance sheet

Cash

$

0.2

$

0.3

$

0.7

$

1.0

Total Assets

14.3

15.2

15.5

15.4

Total.Debt

10.8

9.7

8.6

9.0

Fiscal Year Ending December 31,

LTM

2003

2004

9/30/2005

Comparable Company Descriptions

BB&T Capital Markets

Papa John’s International, Inc. operates and franchises pizza delivery and carryout restaurants under the trademark Papa John’s. As of December 26, 2004, the Company and its franchisees operated domestically in 49 states, the District of Columbia and  Puerto Rico and in 17 countries, and under the trademark Perfect Pizza in the United Kingdom. As of December 26, 2004, there I were 2,829 Papa John’s restaurants in operation, consisting of 569
Company-owned and 2,260 franchised restaurants. Additionally, there were 118 franchised perfect Pizza restaurants in operation.

Domestic Papa John’s restaurants offers a menu of pizza along with side items, including breadsticks, cheese sticks, chicken strips and canned or bottled soft drinks. Papa John’s traditional crust pizza is prepared using fresh dough. Papa John’s pizzas are made from a proprietary blend of wheat flour, cheese made from 100% real mozzarella, fresh-packed pizza sauce made from vine- ripened tomatoes and a proprietary mix of savory spices, and a choice of meat (100% beef and pork with no fillers) and vegetable toppings. Each traditional crust pizza is serves with a container of its special garlic sauce and two pepperoncinis, and each thin crust pizza is served with a container of special seasonings and two pepperoncinis.

Papa John’s, Inc. (NasdaqNM:PZZA)

51

Price as

of

2/7/2006

Since 2/8/05

Since 12/31/05

High

Low

2/8/2005

12/31/2005

$32.41

342,708

623,119

$35.15

$16.81

47.1%

8.5%

Average Daily Volume

52 Week

% Appreciation Since

Income Statement

($ in millions)

Total Revenue

$

946.2

$

917.4

$

942.4

$

968.8

Growth

—

-3.0%

2.7%

2.8%

Gross Profit

493.0

485.5

473.3

496.6

Margin %

52.1%

52.9%

50.2%

51.3%

EBITDA

116.6

98.4

73.4

102.6

Margin %

12.3%

10.7%

7.8%

10.6%

Net Income

46.8

33.6

23.2

46.1

Margin %

4.9%

3.7%

2.5%

4.8%

Balance sheet

Cash

$

9.5

$

7.1

$

14.7

$

22.1

Total Assets

365.5

347.2

374.5

350.6

Total Debt

140.1

61.3

94.2

55.1

Financial Summary

Fiscal Year Ending December 31,

2002

2003

2004

2005

2/7/2005

$40.00

$35.00

$30.00

$25.00

$20.00

$15.00

$10.00

$5.00

$0.00

5/9/2005

8/8/2005

11/7/2005

2/6/2006

2,500

2,000

1,500

1,000

0

500

Comparable Company Descriptions

BB&T Capital Markets

Rubio’s Restaurants, Inc. owns and operates restaurants. As of March 15, 2005, it owned and operated 147 fast-casual Mexican restaurants, three concessions, and five franchised restaurants that offer Mexican cuisine including char-grilled chicken, steak and seafood items such as burritos, tacos and quesadillas inspired by the Baja region of Mexico. The Company's restaurants locations include 64 in the greater Los Angeles, California area, 42 in San
Diego, California, 8 in the San Francisco, California area, 6 in the Sacramento, California area, 21 in Phoenix/Tucson, Arizona, 3 in Denver, Colorado, 2
in Salt Lake City‚ Utah, and 1 in Portland, Oregon. Franchise Locations include 1 in Fresno and 4 in Las Vegas. The Company has a wholly-owned subsidiary, Rubio’s Restaurants of Nevada, Inc.

In Mexican food segment, the Company’s direct competitors include Baja Fresh, La Salsa and Chipotle. It also competes indirectly with full-service
Mexican restaurants including Chevy’s, Chi Chi’s and El Torito and fast food restaurants, particularly those focused on Mexican food such as Taco Bell and Del Taco.

Rubio’s Restaurants, Inc. (NasdaqNM:RUBO)

52

Price as of

2/7/2006

Since 2/8/05

Since 12/31/05

High

Low

2/8/2005

12/31/2005

$10.26

27,585

24,448

$11.63

$8.20

(1.9%)

8.9%

Average Daily Volume

52 Week

% Appreciation Since

$

$

$

$

$

$

$

$

50

0

100

150

200

250

2/6/2006

11/7/2005

8/8/2005

5/9/2005

$0.00

$2.00

$4.00

$6.00

$8.00

$10.00

$12.00

$14.00

2/7/2005

Financial Summary

Income Statement

Fiscal Year Ending December 31,

LTM

($ in millions)

2002

2003

2004

9/25/2005

Total Revenue

119.6

125.0

137.4

139.0

Growth

—

NA

9.9%

 1.2%

Gross Profit

19.4

15.6

23.7

23.4

Margin %

16.3%

12.5%

17.3%

16.8%

EBITDA

9.7

5.0

12.1

11.4

Margin %

8.1%

4.0%

8.8%

8.2%

Net Income

3.0

(1.9)

3.0

2.5

Margin %

2.5%

-1.5%

2.2%

1.8%

Balance sheet

Cash

9.9

7.6

12.5

14.1

Total Assets

51.2

52.6

57.2

58.4

Total Debt

1.0

-

-

-

BB&T Capital Markets

Comparable Company Descriptions

   1,860.0

   1,742.0

   2,066.0

   2,445.0

Total Debt

   5,698.0

   5,696.0

   5,620.0

   5,400.0

Total Assets

  $        201.0

  $         116.0

  $       207.0

  $         157.0

Cash

   8.2%

   762.0

   17.6%

   1,644.0

   47.2%

   4,417.0

   3.8%

  $     9,349.0

2005

Balance Sheet

   8.2%

   7.4%

   7.5%

    Margin %

   740.0

   617.0

   583.0

Net Income

Fiscal Year Ending December 31,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in millions)

Financial Summary

   17.7%

   18.0%

   18.1%

   1,598.0

   1,510.0

   1,404.0

   47.3%

   48.2%

   49.5%

   4,264.0

   4,039.0

   3,842.0

   7.5%

   8.0%

   --

  $      9,011.0

  $    8,380.0

  $      7,757.0

2004

2003

2002

YUM! Brands, Inc. engages in the development, operation, franchising and licensing a system of restaurants which prepare, package and sell a menu of food items. The company operates as a quick service restaurant (QSR) with approximately 33,000 units in 100 countries and territories. These restaurants are operated by the Company or, under the terms of franchise or license agreements, by franchisees or licensees who are independent third parties, or by affiliates in which it owns a non-controlling equity interest.

KFC is based in Louisville, Kentucky. KFC operates in 89 countries and territories. As of 2004, KFC had 5,525 units in the U.S., and 7,741 units outside the U.S. Approximately 23 percent of both the U.S. and non-U.S. units are operated by the Company. Pizza Hut specializes in the sale of ready-to-eat pizza products. Pizza Hut is based in Dallas, Texas. Pizza Hut operates in 86 countries and territories. As of 2004, Pizza Hut had 7,500 units in the U.S., and 4,774 units outside of the U.S. Taco Bell is based in Irvine, California. Taco Bell operates in 11 countries and territories. As of 2004, there were 5,900 Taco Bell units in the U.S., and 238 units outside of the U.S. A&W is based in Louisville, Kentucky. A&W operates in 13 countries and territories. As of 2004, there were 485 A&W units in the U.S., and 210 units outside the U.S. A&W serves A&W draft Root Beer and a signature A&W Root Beer floats, as well as all-American pure-beef hamburgers and hot dogs.

YUM Brands (NYSE:YUM)

% Appreciation Since

52 Week

1,561,260

Since 2/8/05

Average Daily Volume

$53.32

High

8.5%

2/8/2005

Price as of

$50.56

2/7/2006

7.5%

$45.41

1,602,064

12/31/2005

Low

Since 12/31/05

$54.00

$52.00

$50.00

$48.00

$46.00

2/7/2005

5/9/2005

8/8/2005

11/7/2005

2/6/2006

$44.00

$42.00

$40.00

7,000

6,000

5,000

4,000

3,000

2000

1,000

0

BB&T Capital Markets

Comparable Company Descriptions

LTM

   6.7

   10.0

   21.8

   22.7

Total Debt

   178.1

   154.3

   142.4

   128.5

Total Assets

  $         16.2

  $           3.3

  $          2.2

  $            2.3

Cash

   5.4%

   12.9

   15.0%

   35.8

   19.0%

   45.5

   9.5%

  $        239.1

1/1/2006

Balance Sheet

   3.6%

   4.6%

   5.0%

    Margin %

   7.8

   9.2

   9.5

Net Income

Fiscal Year Ending March  31,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in millions)

Financial Summary

   12.7%

   11.8%

   12.0%

   27.8

   24.0

   22.7

   17.5%

   16.5%

   16.6%

   38.1

   33.5

   31.3

   7.6%

   NA

   --

  $         218.3

  $       203.0

  $         189.2

2004

2003

2002

Benihana, Inc. operates teppanyaki-style Japanese restaurants in the United States. As of June 7, 2005, the company owned and operated 56 Benihana teppanyaki-style Japanese dinnerhouse restaurants, including one restaurant under the name Samurai; franchises others to operate 22 additional Benihana restaurants; owns and operates six Haru restaurants in New York City; owns and operates eight RA Sushi restaurants primarily in the southwest; and owns and operates one Doraku restaurant in Miami Beach, Florida.

The Benihana concept offers casual dining in a distinctive Japanese atmosphere enhanced by the entertainment provided by its skilled Benihana chefs who prepare fresh steak, chicken and seafood in traditional Japanese style at a grill.

The Haru concept offers a menu of distinctive Japanese fusion dishes in an urban atmosphere. In addition, sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine, includes New York strip steak with wasabi croquette, spicy shallots and ginger sauce, garlic shrimp and crispy duck.

The RA Sushi concept offers sushi and Pacific-Rim dishes.

Benihana, Inc. (NasdaqNM:BNHN.A)

% Appreciation Since

52 Week

23,853

Since 2/8/05

Average Daily Volume

$25.71

High

41.1%

2/8/2005

Price as of

$25.40

2/7/2006

10.6%

$13.42

50,081

12/31/2005

Low

Since 12/31/05

$35.00

$30.00

$25.00

$20.00

$15.00

300

250

200

150

100

50

3/14/2005

6/13/2005

9/12/2005

12/12/2005

3/13/2006

$10.00

$5.00

$0.00

0

BB&T Capital Markets

Comparable Company Descriptions

LTM

   492.0

   408.3

   657.4

   371.4

Total Debt

   2,264.8

   2,156.1

   2,211.8

   1,943.3

Total Assets

  $         59.9

  $         42.3

  $       226.8

  $          33.5

Cash

   4.4%

   179.5

   12.0%

   492.2

   16.2%

   668.9

   5.2%

  $     4,117.1

12/28/2005

Balance Sheet

   4.1%

   4.2%

   5.1%

    Margin %

   160.2

   154.0

   168.6

Net Income

Fiscal Year Ending June 30,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in million)

Financial Summary

   12.2%

   13.5%

   13.8%

   475.6

   501.0

   454.6

   16.1%

   17.6%

   17.8%

   631.8

   654.2

   586.3

   5.5%

   12.8%

   --

  $      3,912.9

  $    3,707.5

  $      3,285.4

2004

2003

2002

Brinker International, Inc. engages in the ownership, operation, development, and franchising of restaurant concepts in United States. The company’s restaurant concepts include Chili’s Grill & Bar (Chili’s), Romano’s Macaroni Grill (Macaroni Grill), Maggiano’s Little Italy (Maggiano’s), On The Border Mexican Grill & Cantina (On The Border), and Corner Bakery Cafe (Corner Bakery). Additionally, the company owns approximate 43% interest in the legal entities owning Rockfish Seafood Grill (Rockfish).

As of June 29, 2005, the company’s system of company-operated, jointly-developed and franchised units included 1,588 restaurants located in forty-nine states and internationally.

Brinker International was founded in 1977 and is based in Dallas, Texas.

Brinker International, Inc. (NYSE:EAT)

% Appreciation Since

52 Week

788,267

Since 2/8/05

Average Daily Volume

$41.85

High

6.5%

2/8/2005

Price as of

$41.00

2/7/2006

7.1%

$33.50

859,332

12/31/2005

Low

Since 12/31/05

$45.00

$40.00

$35.00

$30.00

$25.00

$20.00

$15.00

5,000

4,500

4,000

3,500

3,000

2,500

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

$10.00

$5.00

$0.00

2,000

1,500

1,000

0

500

BB&T Capital Markets

Comparable Company Descriptions

CEC Entertainment, Inc. engages in the family restaurant/entertainment center business. The company operated, as of January 2, 2005, 449 Chuck E.
Cheese’s restaurants. In addition, as of January 2, 2005, franchisees of the company operated 46 Chuck E. Cheese’s restaurants.

Chuck E. Cheese’s restaurants offer various pizzas, salad bar, sandwiches, appetizers, and desserts; and feature musical and comic entertainment by robotic and animated characters, family oriented games, rides, and arcade-style activities.

The company and its franchisees operate in 48 states and five international countries. The company owns and operates Chuck E. Cheese’s restaurants in 44 states and Canada.

The company was incorporated in 1980 under the name Showbiz Pizza Place, Inc. and changed its name to CEC Entertainment, Inc. in 1998. CEC
Entertainment is based in Irving, Texas.

CEC Entertainment (NYSE:CEC)

% Appreciation Since

52 Week

327,337

Since 2/8/05

Average Daily Volume

$42.81

High

(9.7%)

2/8/2005

Price as of

$37.38

2/7/2006

7.0%

$30.58

232,688

12/31/2005

Low

Since 12/31/05

2,500

2,000

1,500

1,000

500

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

Financial Summary

  149.6

  90.0

  64.7

  62.5

Total Debt

  650.3

  612.0

  580.4

  539.7

Total Assets

  $       12.2

  $       11.8

  $         8.1

  $       12.2

Cash

Balance sheet

  10.0%

  11.3%

  10.8%

  11.6%

   Margin %

  72.9

  82.5

  70.8

  69.5

Net Income

  25.3%

  26.4%

  25.4%

  25.5%

   Margin %

  183.5

  192.0

  166.4

  153.7

EBITDA

  56.2%

  56.0%

  55.7%

  55.7%

   Margin %

  407.7

  407.9

  364.5

  335.4

Gross Profit

  -0.3%

  11.2%

  8.8%

  -

   Growth

  $      726.1

  $      728.0

  $      654.5

  $      601.8

Total Revenue

2005

2004

2003

2002

($ in millions)

Fiscal Year Ending December 31,

Income Statement

$45.00

$40.00

$35.00

$30.00

$25.00

$20.00

$0.00

$15.00

$10.00

$5.00

BB&T Capital Markets

Comparable Company Descriptions

Champps Entertainment, Inc. offers an energetic, casual dining experience with an extensive menu of freshly prepared items, set in a comfortable atmosphere that promotes social interaction among its guests.

As of September 1, 2005, the company owned and operated 53 restaurants in 19 states and had 12 additional restaurants operating under franchise or license agreements in 5 states under the names Champps Americana, Champps Restaurant and Champps Restaurant and bar. The Company operates and franchise in a total of 23 states.

The Company has offers a selection of approximately 90 items, primarily made on the premises from scratch, which include appetizers, main plate salads, premium sandwiches, specialty burgers and wraps and other entree selections.

It was formerly known as Unique Casual Restaurants, Inc. and changed its name to Champps Entertainment, Inc. in 1999. The company is headquartered in
Littleton, Colorado.

Champps Entertainment (NasdaqNM:CMPP)

% Appreciation Since

52 Week

24,026

Since 2/8/05

Average Daily Volume

$9.72

High

(5.2%)

2/8/2005

Price as of

$8.27

2/7/2006

19.6%

$6.46

27,100

12/31/2005

Low

Since 12/31/05

$12.00

$10.00

$8.00

$6.00

$0.00

140

120

100

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

Financial Summary

  14.7

  14.6

  18.6

  28.6

Total Debt

  141.0

  137.3

  131.5

  133.9

Total Assets

  $       10.2

  $         2.7

  $         1.4

  $         5.1

Cash

Balance sheet

  -0.8%

  -0.1%

  2.4%

  9.5%

   Margin %

  (1.7)

  (0.2)

  5.0

  17.1

Net Income

  7.5%

  8.4%

  9.6%

  8.3%

   Margin %

  16.4

  18.3

  20.4

  15.0

EBITDA

  14.3%

  14.6%

  14.5%

  13.3%

   Margin %

  31.2

  31.8

  30.7

  24.1

Gross Profit

  0.2%

  3.2%

  17.0%

  -

   Growth

  $      218.8

  $      218.4

  $      211.5

  $      180.7

Total Revenue

1/1/2006

2004

2003

2002

($ in millions)

LTM

Fiscal Year Ending June 30,

Income Statement

$4.00

$2.00

80

60

40

20

BB&T Capital Markets

Comparable Company Descriptions

Darden Restaurants, Inc. engages in the ownership and operation of casual dining restaurants in the United States and Canada. The company operates restaurants under the names Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones, and Seasons 52.

Red Lobster, a seafood specialty restaurant, offers fresh fish, shrimp, crab, lobster, scallops, and other seafood. Its menu also includes specialty seafood and nonseafood entrees, appetizers, and desserts. Olive Garden, a casual dining Italian restaurant, provides antipasti; soups, salad, and garlic breadsticks; baked pastas; sauteed specialties with chicken, seafood, and fresh vegetables; grilled meats; and various desserts. Bahama Breeze restaurant offers Caribbean-
inspired fresh seafood, chicken, and steaks, as well as signature specialty drinks. Smokey Bones restaurant features barbequed pork, beef, and chicken, as well as other grilled favorites. Seasons 52 restaurants offer casually sophisticated fresh grill and wine bar with seasonally inspired menus.

As of May 29, 2005, it operated 1,381 restaurants, including 679 Red Lobster, 563 Olive Garden, 32 Bahama Breeze, 104 Smokey Bones, and 3 Seasons 52
restaurants in the United States and Canada. The company was incorporated in 1968 and is based in Orlando, Florida.

Darden Restaurants (NYSE:DRI)

% Appreciation Since

52 Week

1,357,238

Since 2/8/05

Average Daily Volume

$41.34

High

30.9%

2/8/2005

Price as of

$41.21

2/7/2006

6.6%

$26.25

1,431,712

12/31/2005

Low

Since 12/31/05

$30.00

$25.00

$20.00

$15.00

$10.00

$5.00

$0.00

5,000

6,000

4,000

3,000

2,000

1,000

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

Financial Summary

$35.00

$40.00

$45.00

7,000

8,000

LTM

  945.8

  650.2

  667.8

  658.1

Total Debt

  3,055.5

  2,937.8

  2,780.3

  2,664.6

Total Assets

  $       82.5

  $       42.8

  $       36.7

  $       48.6

Cash

Balance sheet

  5.8%

  5.5%

  4.6%

  5.0%

   Margin %

  317.2

  290.6

  231.5

  232.3

Net Income

  13.3%

  13.1%

  12.7%

  12.6%

   Margin %

  730.3

  689.3

  635.5

  585.5

EBITDA

  22.6%

  22.4%

  22.1%

  21.9%

   Margin %

  1,243.2

  1,182.3

  1,107.6

  1,020.6

Gross Profit

  4.3%

  5.5%

  7.5%

  -

   Growth

  $   5,504.4

  $   5,278.1

  $   5,003.4

  $   4,655.0

Total Revenue

11/27/2005

2004

2003

2002

($ in millions)

Fiscal Year Ending May 31,

Income Statement

BB&T Capital Markets

Comparable Company Descriptions

Flanigan’s Enterprises, Inc. engages in the ownership and operation of restaurants with lounges, package liquor stores and an entertainment oriented club.
As of October 1, 2005, the company owned and operated two full-service restaurants, five package liquor stores and four combination full-service restaurants and package liquor stores in Florida.

The Company’s restaurant segment makes approximately 75% of its revenue. The restaurants are operated under the Flanigan’s Seafood Bar and Grill name and serve fresh seafood, chicken and beef dishes.

The company was incorporated in 1959 and is based in Fort Lauderdale, Florida.

Flanigan’s Enterprises (AMEX:BDL)

% Appreciation Since

52 Week

1,959

Since 2/8/05

Average Daily Volume

$10.50

High

14.2%

2/8/2005

Price as of

$9.09

2/7/2006

(13.4%)

$7.15

1,060

12/31/2005

Low

Since 12/31/05

$12.00

$10.00

$8.00

$6.00

$4.00

$2.00

$0.00

60

50

40

30

20

10

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

Financial Summary

  1.5

  1.6

  1.3

  1.6

Total Debt

  21.7

  20.8

  19.8

  18.7

Total Assets

  $         2.8

  $         3.0

  $         3.3

  $         2.1

Cash

Balance sheet

  2.4%

  2.3%

  1.0%

  2.2%

Margin %

  1.2

  1.1

  0.4

  0.9

Net Income

  8.1%

  7.6%

  6.1%

  8.0%

Margin %

  4.1

  3.7

  2.8

  3.2

EBITDA

  51.7%

  51.5%

  50.8%

  52.1%

Margin %

  26.1

  25.2

  23.3

  21.0

Gross Profit

  2.9%

  6.7%

  14.1%

  —

Growth

  $       50.5

$      49.0

  $       45.9

  $       40.3

Total Revenue

12/31/2005

2004

2003

2002

($ in millions)

LTM

Fiscal Year Ending October 1,

Income Statement

BB&T Capital Markets

Comparable Company Descriptions

Friendly Ice Cream Corporation (FICC) engages in the operation of restaurants, as well as the distribution and sale of ice cream desserts through retail and institutional locations, as well as franchising its restaurants in the United States.

The company’s restaurants offer various breakfast, lunch, and dinner menu items, as well as ice cream dessert products. FICC’s restaurants also offer kid’s menu and a special seniors menu for guests over 60. In addition, the company’s restaurants feature special ice cream carryout windows providing carryout ice cream cones, sundaes, and beverages.

As of January 2, 2005, it operated 347 restaurants, and franchised 188 service restaurants and 7 nontraditional units. The company also distributed ice cream desserts through approximately 4,500 supermarkets and other retail locations in 13 states, as of the above date. Friendly Ice Cream Corporation is headquartered in Wilbraham, Massachusetts.

Friendly Ice Cream Corp. (AMEX:FRN)

% Appreciation Since

52 Week

15,632

Since 2/8/05

Average Daily Volume

$13.51

High

9.2%

2/8/2005

Price as of

$9.75

2/7/2006

10.4%

$7.70

10,256

12/31/2005

Low

Since 12/31/05

$16.00

$14.00

$12.00

$10.00

$8.00

$6.00

$0.00

200

180

160

140

120

100

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

Financial Summary

  234.9

  239.9

  235.7

  239.3

Total Debt

  250.9

  248.9

  252.5

  257.2

Total Assets

  $       24.1

  $       13.4

  $       25.6

  $       34.3

Cash

Balance sheet

  0.5%

  -0.6%

  1.8%

  1.1

Margin %

  2.7

  (3.4)

  10.2

  6.2

Net Income

  7.6%

  7.7%

  9.7%

  10.3%

Margin %

  42.7

  44.0

  56.2

  59.0

EBITDA

  14.6%

  14.6%

  16.8%

  16.7%

Margin %

  81.8

  84.0

  97.4

  95.4

Gross Profit

  -2.6%

  -0.9%

  NA

  —

Growth

  $      559.8

  $      574.5

  $      579.8

  $      570.4

Total Revenue

10/2/2005

($ in millions)

LTM

Fiscal Year Ending December 31,

Income Statement

$4.00

$2.00

80

60

40

20

2004

2003

2002

BB&T Capital Markets

Comparable Company Descriptions

Frisch’s Restaurants, Inc. engages in the operation and licensing of full service family-style restaurants under the “Frisch’s Big Boy” name. Big Boy restaurants feature various items, such as the double-deck hamburger sandwich, onion rings, hot fudge cake, pasta, roast beef, chicken and seafood dinners, desserts, nonalcoholic beverages, and other items.

The company also operates grill buffet style restaurants under the name “Golden Corral” pursuant to certain licensing agreements. The Golden Corral restaurants offers a variety of buffet items, including fried and rotisserie chicken, meat loaf, pot roast, fish, ham and turkey.

As of May 30, 2005, the company operated 88 family-style restaurants and 30 grill-buffet style family restaurants, as well as licensed 28 Big Boy restaurants to other operators primarily in Ohio, Kentucky, and Indiana. The company was founded in 1923 and is headquartered in Cincinnati, Ohio.

Frisch’s Restaurants (AMEX:FRS)

% Appreciation Since

52 Week

2,894

Since 2/8/05

Average Daily Volume

$26.90

High

(15.7%)

2/8/2005

Price as of

$22.81

2/7/2006

(6.0%)

$22.11

5,304

12/31/2005

Low

Since 12/31/05

$30.00

$25.00

$20.00

$15.00

$10.00

$5.00

$0.00

30

25

20

15

10

5

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

0

  44.6

  40.8

  45.2

  43.4

Total Debt

  175.9

  165.6

  156.8

  138.6

Total Assets

  $         0.3

  $         0.3

  $         0.3

  $         1.1

Cash

Balance sheet

  4.6%

  5.2%

  4.0%

  4.2%

Margin %

  13.1

  14.6

  10.5

  9.8

Net Income

  9.9%

  10.7%

  11.2%

  11.8%

Margin %

  28.0

  29.8

  29.2

  27.7

EBITDA

  31.6%

  31.5%

  32.2%

  33.0%

Margin %

  89.2

  88.0

  84.0

  77.5

Gross Profit

  1.0%

  7.0%

  11.1%

  —

Growth

  $      281.9

  $      279.2

  $      260.9

  $      234.9

Total Revenue

12/11/2005

($ in millions)

LTM

Fiscal Year Ending May 31,

Financial Summary

Income Statement

2005

2004

2003

BB&T Capital Markets

Comparable Company Descriptions

Grill Concepts, Inc. engages in the development and operation of dining restaurants in California, Virginia, Illinois, Texas, Oregon, and Maryland. The
company operates casual dining restaurants under the name ‘Daily Grill’ and fine dining restaurants under the name ‘The Grill on the Alley’.

The Company’s restaurants offer steaks, seafood, cobb salad, caesar salad, meatloaf with mashed potatoes, chicken pot pie, chicken burgers, hamburgers, rice pudding, and fresh fruit cobbler. They also offer various beverages, including beer and wine.

As of June 26, 2005, Grill Concepts owned and operated 13 Daily Grill restaurants and managed or licensed 8 Daily Grill restaurants. The Company also owned and operated 4 Grill on the Alley restaurants.

Grill Concepts was founded by Robert Spivak, Michael Weinstock, and Richard Shapiro in 1984. Grill Concepts is based in Los Angeles, California.

Grill Concepts (NasdaqSC:GRIL)

% Appreciation Since

52 Week

6,223

Since 2/8/05

Average Daily Volume

$4.40

High

10.2%

2/8/2005

Price as of

$3.24

2/7/2006

7.4%

$2.00

4,453

12/31/2005

Low

Since 12/31/05

$3.00

$2.50

$2.00

$1.50

$1.00

$0.50

$0.00

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

$3.50

$4.00

$4.50

$5.00

60

50

40

30

20

10

0

70

80

90

Financial Summary

       1.3

       1.5

       1.1

       1.7

Total Debt

       20.3

       19.7

       13.9

       13.7

Total Assets

      $       1.7

      $       1.4

      $       1.5

      $      1.3

Cash

Balance sheet

       1.2%

       0.1%

       1.0%

       0.3%

    Margin %

       0.8

       0.0

       0.4

       0.1

Net Income

       4.1%

       2.5%

       4.0%

       3.6%

    Margin %

       2.8

       1.6

       1.9

       1.5

EBITDA

       11.2%

       9.7%

       12.3%

       12.2%

    Margin %

       7.7

       6.2

       5.7

       5.2

Gross Profit

       7.8%

       36.7%

       NA

       —

    Growth

      $     68.6

      $     63.7

      $     46.6

      $       42.3

Total Revenue

9/25/2005

2004

2003

2002

($ in millions)

LTM

Fiscal Year Ending January 31,

Income Statement

BB&T Capital Markets

Comparable Company Descriptions

J. Alexander’s Corporation engages in the ownership and operation of casual dining restaurants in the United States. Its menu includes beef, hardwood-
grilled steaks, seafood and chicken, pasta, salads and soups, assorted sandwiches, appetizers, and desserts, as well as alcoholic beverages.

As of August 1, 2005, the company operated 27 casual dining restaurants in Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana,
Michigan, Ohio, Tennessee, and Texas.

J. Alexander’s Corporation was founded by Jack C. Massey, Earl Beasley Jr., and John Neff in 1970. The company is based in Nashville, Tennessee.

J. Alexander’s  Corp. (AMEX:JAX)

% Appreciation Since

52 Week

10,265

Since 2/8/05

Average Daily Volume

$10.01

High

6.5%

2/8/2005

Price as of

$8.03

2/7/2006

0.6%

$6.69

16,656

12/31/2005

Low

Since 12/31/05

$12.00

$10.00

$8.00

$6.00

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

$4.00

$2.00

$0.00

60

50

40

30

20

10

0

70

80

90

100

Financial Summary

     24.0

     24.8

     25.3

       31.2

Total Debt

     94.3

     88.9

     82.5

       85.0

Total Assets

    $         8.2

    $         7.5

    $         1.6

      $       10.5

Cash

Balance sheet

     2.8%

     3.9%

     3.6%

       2.9%

    Margin %

     3.6

     4.8

     3.8

       2.8

Net Income

     8.7%

     9.1%

     8.7%

8.5%

    Margin %

     11.0

     11.2

     9.3

       8.4

EBITDA

     35.6%

     35.0%

     34.8%

       35.2%

    Margin %

     45.0

     43.0

     37.3

       34.7

Gross Profit

     3.0%

     14.8%

     84%

       —

    Growth

    $      126.6

    $      122.9

    $      107.1

      $       98.8

Total Revenue

2005

2004

2003

2002

($ in millions)

Fiscal Year Ending December 31,

Income Statement

BB&T Capital Markets

Comparable Company Descriptions

Max & Erma’s Restaurants, Inc. engages in the ownership, operation, and franchise of restaurants in the United States.

Its restaurants offer gourmet burgers, overstuffed sandwiches, homemade pasta dishes, char grilled steak and chicken specialties, super salads, and munchies. The company’s restaurants also offer Build-Your-Own-Sundae Bar, a bathtub filled with vanilla ice cream, special sauces, and toppings along with baked chocolate chip cookies. In addition, the restaurants offer a complement of alcoholic and nonalcoholic beverages.

As of December 31, 2005, Max & Erma’s Restaurants owned and operated 79 restaurants and franchised 23 restaurants. The company was founded in 1971 and is based in Columbus, Ohio.

Max and Erma’s Restaurants, Inc. (NasdaqNM:MAXE)

% Appreciation Since

52 Week

2,269

Since 2/8/05

Average Daily Volume

$15.60

High

(39.7%)

2/8/2005

Price as of

$10.27

2/7/2006

0.3%

$10.05

3,180

12/31/2005

Low

Since 12/31/05

$18.00

$16.00

$14.00

$12.00

$10.00

$8.00

$6.00

70

60

50

40

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

$4.00

$2.00

$0.00

30

20

10

0

Financial Summary

     31.9

     31.8

     27.1

       29.9

Total Debt

     73.9

     71.1

     61.7

       62.0

Total Assets

    $         2.9

    $         2.2

    $         2.6

      $         3.4

Cash

Balance sheet

     -0.7%

     0.6%

     0.9%

       2.2%

    Margin %

     (1.3)

     1.1

     1.5

       3.3

Net Income

     5.3%

     6.2%

     6.4%

       8.1%

    Margin %

     9.8

     11.4

     10.6

       12.3

EBITDA

     74.5%

     74.2%

     75.3%

       75.5%

    Margin %

     136.8

     135.8

     125.8

       114.7

Gross Profit

     0.4%

     9.5%

     9.9%

       —

    Growth

    $      183.7

    $      183.0

    $      167.1

      $      152.0

Total Revenue

2005

2004

2003

2002

($ in millions)

Fiscal Year Ending October 31,

Income Statement

BB&T Capital Markets

Comparable Company Descriptions

   185.7

   191.1

   209.6

   132.1

Total Debt

   687.6

   657.5

   620.2

   428.8

Total Assets

  $           5.7

  $         10.8

  $          9.6

  $            8.3

Cash

   1.3%

   11.9

   8.7%

   81.1

   50.8%

   472.5

   6.7%

  $        930.2

2005

Balance sheet

   2.7%

   2.8%

   4.1%

    Margin %

   23.3

   21.3

   20.7

Net Income

Fiscal Year Ending December 31,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in millions)

Financial Summary

   9.9%

   10.9%

   14.4%

   86.1

   83.0

   72.0

   51.2%

   52.0%

   53.8%

   446.3

   394.4

   269.1

   14.8%

   51.8%

   —

  $         871.4

  $       759.0

  $         499.9

2004

2003

2002

O’Charley’s, Inc. engages in the ownership and operation of restaurant facilities under ‘O’Charley’s’, ‘Ninety Nine Restaurant and Pub’, and ‘Stoney River Legendary Steaks’ trade names primarily in the United States.

O’Charley’s offers items including USDA Choice hand-cut and aged steaks, baby-back ribs basted with tangy BBQ sauce, fresh salmon, various seafood, fresh-cut salads with special recipe salad dressing, and O’Charley’s signature caramel pie. The company’s Ninety Nine menu features approximately 75 items, including a wide selection of appetizers, soups, salads, sandwiches, burgers, beef, chicken, and seafood entrees and desserts. It also offers bar service. Its Stoney River menu features premium midwestern beef, fresh seafood, and various other gourmet entrees. The menu also offers salads and side dishes, as well as several specialty appetizers and desserts.

As of December 26, 2004, the company operated 221 O’Charley’s restaurants in 16 states in the southeast and midwest regions; 99 Ninety Nine restaurants in seven Northeastern states; and 6 Stoney River restaurants in the southeast and midwest, as well as had 1 franchised O’Charley’s restaurant in Michigan. O’Charley’s is headquartered in Nashville, Tennessee.

O’Charley’s, Inc. (NasdaqNM:CHUX)

% Appreciation Since

52 Week

198,804

Since 2/8/05

Average Daily Volume

$22.76

High

(16.7%)

2/8/2005

Price as of

$17.65

2/7/2006

11.1%

$13.10

241,163

12/31/2005

Low

Since 12/31/05

$25.00

$20.00

$15.00

$10.00

$5.00

$0.00

2,000

1,800

1,600

1,400

1,200

1,000

2/8/2005

5/10/2005

8/9/2005

11/8/2005

2/7/2006

800

600

400

200

0

BB&T Capital Markets

Comparable Company Descriptions

Tumbleweed, Inc. engages in the ownership, operation, and franchising of Tumbleweed Southwest Mesquite Grill & Bar restaurants.

As of March 23, 2003, the company owned, franchised, and licensed 57 Tumbleweed restaurants; 31 company-owned restaurants in Kentucky, Indiana, and Ohio; 20 franchised restaurants located in Indiana, Illinois, Kentucky, and Wisconsin; 6 licensed restaurants located in Germany, Jordan, Egypt, England, and Turkey.

The Tumbleweed restaurants offer both distinctively seasoned, spicier versions of burritos, enchiladas, tacos, salads, and other popular Mexican dishes, as well as an assortment of grilled steaks, ribs, pork chops, chicken, and seafood selections. It also offers appetizers, including chile con queso and chili, as well as nachos, quesadillas, buffalo chicken strips, Southwest eggrolls, and turkey wings.

Tumbleweed, Inc. (OTCPK:TMBL)

% Appreciation Since

52 Week

1,095

Since 2/28/05

Average Daily Volume

$2.40

High

0.0%

2/28/2005

Price as of

$2.00

2/6/2006

22.5%

$1.50

248

12/31/2005

Low

Since 12/31/05

60

50

40

30

20

10

2/28/2005

5/30/2005

8/29/2005

11/28/2005

0

   19.9

   37.0

  $           1.0

   -0.9%

   (0.6)

   6.9%

   4.4

   15.5%

   10.0

   6.7%

  $         64.2

   21.8

   21.5

   15.9

Total Debt

   39.4

   39.8

   34.0

Total Assets

  $           1.1

  $          2.3

  $            1.3

Cash

2005

Balance Sheet

   -4.8%

   0.1%

   -1.7%

    Margin %

   (2.9)

   0.1

   (1.0)

Net Income

Fiscal Year Ending December 31,

Income Statement

    Margin %

EBITDA

    Margin %

Gross Profit

    Growth

Total Revenue

($ in million)

Financial Summary

   7.8%

   7.5%

   6.6%

   4.7

   4.5

   3.8

   15.2%

   18.3%

   17.0%

   9.2

   10.8

   9.8

   1.8%

   3.0%

   —

  $         60.2

  $         59.1

  $          57.4

2004

2003

2002

$3.00

$2.50

$2.00

$1.50

$1.00

$0.50

$0.00

BB&T Capital Markets

Appendix B: Precedent Transaction Descriptions

BB&T Capital Markets

Precedent Transaction Descriptions

Worldwide Restaurant Concepts, Inc and its subsidiaries engage in the operation, development, and franchising of the
Sizzler restaurants; the operation and development of the Part & Oscar’s restaurants; and the operation of KFC franchises. Sizzler restaurants operate in the quick-casual dining market, featuring a selection of grilled steak, chicken and seafood entrees, sandwiches, and specialy platters, as well as a fresh fruit and salad bar in a casual dining environment. Pat & Oscar’s restaurants feature a selection of pizza, pasta, chicken, ribs, and salad entrees, as well as home-made breadsticks. KFC restaurants operate in the quick-service dining market, featuring fried chicken and sandwiches, as well as various side orders, such as fries, sodas, and mashed potatoes. As of April 30, 2005, the company operated and franchised 310 Sizzler restaurants in United States, Australia, Latin America, Asia, and New Zealand; 21
Pat & Oscar’s restaurants in southern California; and 111 KFC restaurants in Australia. The company was founded in
1958 and is headquartered in Sherman Oaks, California.

Worldwide Restaurant Concepts

Pacific Equity Partners

9/23/2005

The Restaurant Company (TRC) engages in the operation and franchising of mid-scale restaurants located in 34 states and 5 Canadian provinces. As of April 18, 2004, the company owned and operated 156 and 332 franchised restaurants.
These restaurants operate under the names, ‘Perkins Restaurants and Bakery,’ ‘Perkins Family Restaurants,’ ‘Perkins
Family Restaurant and Bakery,’ and ‘Perkins Restaurant.’ The restaurants serve a variety of breakfast, lunch, and dinner entrees; and bakery products. They provide table service and are open seven days a week. The company offers cookie dough’s, muffin batters, pancake mixes, pies, and other food products for sale to restaurants operated by it and its franchises. TRC distributes bakery and food services through its manufacturing division, Foxtail Foods. The company was organized in 1985 and has its principal executive offices in Memphis, Tennessee.

The Restaurant Company

Castle Harlan

9/23/2005

Claim Jumper Restaurants offers prepared items in the United States. Its products include USDA steaks, fresh fish, rotisserie chicken, baby back pork ribs, baked pot pies, specialty salad, wood-fired pizzas, pasta, sandwiches, burgers, and others. The company provides baked goods and desserts. In addition, it offers cocktails, spirits, specialty non alcoholic beverages, wine list, and beers. Further, the company provides catering services, banquets, and gift cards.
Claim Jumper was founded by Craig Nickoloff in 1977 and is based in Irvine, California.

Claim Jumper Enterprises

Leonard Green & Partners

10/14/2005

Garden Fresh Restaurant Corp. engages in the ownership and operation of salad buffet restaurants under the names,
Souplantation and Sweet Tomatoes. Its restaurant offer salads, soups, fresh baked breads and muffins, pasta dishes, frozen yogurt, and desserts in a self-serve format. As of September 30, 2003 the company operated 97 restaurants in
Arizona, California, Colorado, Florida, Georgia, Illinois, Kansas, Missouri, Nevada, New Mexico, North Carolina,
Oregon, Texas, Utah, and Washington. Garden fresh was founded in 1983 and is headquartered in San Diego, California.

Garden Fresh Restaurant Corp.

Sun Capital Partners

10/19/2005

El Pollo Loco, Inc engages in the development, franchising, licensing and operation of quick-service restaurants in the
United States. It offers marinated flame-grilled chicken in individual and family-size meals. The company serves chicken with flour or corn tortillas; salsa; and various side orders, including Spanish rice, pinto beans, creamy coleslaw, and mashed potatoes. El Pollo Loco also provides flame-grilled chicken in various Mexican influenced entrees, including specialty chicken burnitos, chicken quesadillas, Pollo Bowls, and Pollo Salads. Each of its restaurants has a salsa bar that features various salsa prepared with serrano chilies, cilantro and other ingredients. As of June 30, 2005, El
Pollo Loco’s restaurant, system had 327 restaurants consisting of 139 company-operated and 188 franchised locations, located principally in California, with additional restaurants in Arizona, Nevada, and Texas. The company was founded in 1975 and is headquartered in Irvine, California

El Pollo Loco

Trimaran Capital Partners

11/21/2005

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Precedent Transaction Descriptions

Schlotzsky’s, Inc., through its wholly owned subsidiaries, engages in the franchising and operation of restaurants in the fast casual sector under the Schlotzsky’s brand. Its menu includes upscale made-to-order hot sandwiches and pizzas served on its proprietary buns and crusts, wraps, chips, salads, soups, fresh baked cookies, and other desserts, as well as beverages. In addition, the company licenses to produce Schlotzsky’s, brand meats, cheeses, potato chips, and other products for use in the Schlotzsky’s restaurant system for certain manufacturers. As of August 2, 2004, there were 513
Schlotzsky’s restaurants open and operating in 36 states, the District of Columbia, and 6 foreign countries. Of these 471 were domestic franchisee-operated restaurants, 21 international franchisee-operated restaurants, and 21 company-
operated restaurants. The company was founded in 1971 and is headquartered in Austin, Texas. Schlotzsky’s and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of United States Bankruptcy Code in August 2004.

Schlotzsky’s, Inc.

Bobby Cox Companies

1/10/2005

Uno Restaurant Corporation operates full-service restaurants under the name of Pizzeria Uno…Chicago Bar & Grill. The restaurants feature signature Chicago-style, deep-dish pizza and a selection of baked, grilled, and sauteed entrees, including gourmet thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches, and desserts. The company under its Uno Foods subsidiary operates a consumer foods business, which supplies airlines, movie theaters, hotel restaurants, and supermarkets with both frozen and refrigerated branded and non branded products. It operates 160 full service establishments in the United States, Puerto Rico, and South Korea.

Uno Restaurants Corp.

Centre Partners

2/23/2005

Elmer’s Restaurants, Inc. operates as a franchisor and operator of full-service, family-oriented restaurants under the names of, ‘ELMER’S Breakfast o Lunch o Dinner’ and ‘Mitzel’s American Kitchen’, as well as delicatessen restaurants under the names of ‘Ashley’s Cafe’, ‘Richard’s Deli and Pub,’ and ‘Cooper’s Deli and Pub’. The ELMER’S and Mitzel’s
restaurants offer pancakes, waffles, omelets, crepes, country platters, and others for breakfast; and soups, salads, ham burgers, sandwiches, steak, seafood, chicken, pot roast, and a variety of home-style items for lunch/dinner. A special children’s menu and a limited senior menu is offered in both these restaurants. The Ashley’s, Richard’s and Cooper’s restaurants offer deli-style sandwiches, soups, salads and desserts. As of August 6, 2004, the company owned and operated 10 Elmer’s restaurants and franchised 22 Elmer’s restaurants in Washington, Oregon, California, Idaho, and
Montana. It also owned and operated 5 Mirzel's’s restaurants in the Puget Sound region of Washington and 13 delicatessen-style restaurants in Oregon.

Elmer’s Restaurants Inc

MBO Led by Chairman and
President

03/11/2005

Quality Dining, Inc and its subsidiaries engage in the development and operation of both quick service and full service restaurants in the United States. The company owns the Grady’s American Grill, Papa Vino’s Italian Kitchen, and
Spageddies Italian Kitchen concepts, as well as operates Burger King restaurants and Chili’s Grill & Bar restaurants as a franchisee. It operated 123 Burger King restaurants, 39 Chili’s Grill & Bar restaurants, 2 Grady’s American Grill restaurants, 6 Papa Vino’s Italian Kitchen restaurants, 3 Spageddies Italian Kitchen restaurants. and 1 Porterhouse Steaks and Seafood restaurant, as of February 9, 2005. Quality Dining was founded in 1981 by Daniel B. Fitzpatrick. The company is headquartered in Mishawaka, Indiana.

Quality Dining Inc.

MBO Led by CEO

04/13/2005

As of July 25, 2005, RTM Restaurant Group was acquired by Triarc Companies Inc. RTM Restaurant  Group operates as a quick service food company in the United States. It operates a portfolio of restaurants concepts, which include Arby’s
Roast Beef Restaurants and Mrs. Winner’s Chicken & Biscuits. The company was founded by Russ Umphenour in 1973 and is based in Atlanta, Georgia.

RTM Restaurant Group

Triarc Companies

7/25/2005

Taco Bueno Restaurants, Inc. operates a chain of Mexican quick-service restaurants, which offers fast-casual dining services. The company was founded in 1967 and is headquartered in Carrollton, Texas.

TB Corp./Taco Bueno

Palladium Equity Partners

8/11/2005

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Precedent Transaction Descriptions

Close

Transaction Description

Fresh Enterprises, Inc. is the owner and operator of the Baja Fresh Mexican Grill chain which operates a chain of over 100
Mexican food restaurants. The company was founded in 1990 and is based in Thousand Oaks, California. As of
06/21/2002, Fresh Enterprises Inc is a subsidiary of Wendy’s International Inc.

Baja Fresh Mexican Grill

Wendy’s International Inc.

12/4/2002

Qdoba Restaurants Corporation operates and franchises restaurants in the United States. The company was formed in
1995 and is based in Wheat Ridge, Colorado. Qdoba Restaurant Corporation operates as a subsidiary of Jack in the
Box, Inc.

Qdoba

Jack in the Box

1/28/2003

Ninety Nine Restaurant and Pub operates in the United States. The company operates restaurants in Connecticut,
Maine, Massachusetts, New Hampshire, Rhode Island, Vermont, New York, and Rhode Island. Its menu features a selection of appetizers, salads, sandwiches, burgers, entrees, and desserts. As of May 19, 2004, the company operated
90 restaurants. Ninety Nine Restaurant and Pub was founded in 1952 by Charlie Doe and is headquartered in Woburn,
Masschusetts. The company is owned and operated by O’Charley’s, Inc.

Ninety Nine Restaurant & Pub

O’Charley’s

1/28/2003

Montana Mills Bread Co., Inc engages in the ownership and operation of village bread stores’ that produce and sell a variety of baked goods; and satellite cafes. Its village bread stores and satellite cafes are located primarily in suburban areas in New York, Ohio, Pennsylvania, and Connecticut.

Montana Mills Bread Company

Krispy Kreme Doughnuts

4/7/2003

Cheddar’s is a casual dining restaurant chain. It has 18 company-owned locations in five states and an additional 24 restaurants in 10 states.

Cheddar’s Inc

Brazos Private Equity
Partners

11/19/2003

Operates restaurants that serve pizza, pasta, and sandwiches. It offers both offer sit down and takeout.

Chicago Pizza & Brewery Inc./
Pietro’s Pizza Restaurants

Private Group led by Ken
Bay and Ray David

2/17/2004

Garden Fresh Restaurants Corp. engages in the ownership and operation of salad buffet restaurants under the names,
Souplantation and Sweet Tomatoes. Its restaurants offer salads, soups, fresh baked breads and muffins, pasta dishes, frozen yogurt, and desserts in a self-serve format. As of September 30, 2003, the company operated 97 restaurants in Arizona,
California, Colorado, Florida, Georgia, Illinois, Kansas, Missouri, Nevada, New Mexico, North Carolina, Oregon, Texas,
Utah, and Washington. Garden Fresh was founded in 1983 and is headquartered in San Diego, California.

Garden Fresh Restaurant Corp.

Centre Partners/Fairmont
Capital

3/10/2004

Mimi’s Cafe, Inc offers various food products in New Orleans cafes and European bistros. Its menu includes approximately 100 items, which include breakfast, lunch, and dinner items with various flavors. The company’s menu features American comfort foods, such as Chicken Pot Pie and Pot Roast, as well as a comprehensive selection of ethnic cuisine and seafood favorites, such as Pasta Jambalaya and Hibachi Salmon, and beer and wine. As of December 31,
2003, the company owned and operated 78 restaurants including 47 in California, 9 in Arizona, 6 in Colorado, 4 in
Texas, 3 in Nevada, 3 in Utah, 2 in Florida, 2 in Kansas, 1 in New Mexico, and 1 in Oklahoma. Mimi’s Café was
founded by Thomas M. Simms in 1978 and is headquartered in Tustin, California. As of 07/07/2004, Mimi’s Café Inc
is a subsidiary of Bob Evans Farms Inc.

Mimi’s Café

Bob Evans Farms

7/7/2004

Cinnabon World Famous Cinnamon Rolls are sold in over 600 franchised bakeries located in 40 states and 26 countries. Cinnabon was acquired by FOCUS Brands, Inc. the holding company through which Roark owns Carvel
Corporation. FOCUS Brands is now the 31st largest restaurant company with over 1,200 ice cream stores and bakeries in the U.S. and 37 countries.

APC Enterprises/Cinnabon

Roark Capital Group

11/4/2004

Captain D’s, Inc. operates restaurants in the United States. Its restaurants’ menu includes fried, baked, and broiled fish and shrimp dishes; seafood-stuffed crab shells; chicken; and side items, such as corn, baked potato, cole slaw, tossed salads, hushpuppies, and dessert. The company also offers seasonal seafood favorites. The company was founded in
1969 and is headquartered in Nashville, Tennessee.

Lone Star Funds/Captain D’s

Charlesbank, Grotech
Partners

12/27/2004

Target Business Description

Target/Unit

Buyer/Unit

Date

BB&T Capital Markets

Precedent Transaction Descriptions

Interfoods of America, Inc. through its wholly owned subsidiary, Sailormen Inc, engages in franchising and operating
Popeye’s/ registered trademark/chicken and biscuits (Popeye’s) restaurants. The Popeye’s menu features spicy fried chicken, seafood dishes, and side items, such as red beans and rice, french fries, mashed potatoes with gravy, cole slaw, and cajun rice. As of September 30, 2001, the company operated 1,540 restaurants worldwide. Interfoods of America,
Inc, formerly known as Sobik’s Subs, Inc, was incorporated in 1994.

Interfoods of America

MBO/Berg (CEO) and
Wemple (President)

4/1/2002

Shoney’s Inc. engages in operating and franchising a chain of restaurants under the names of Shoney’s restaurants and
Captain D’s Seafood in the United States. As of February 17, 2002, it owned, operated, and franchised approximately 935restaurants, including 522 company-owned and 413 franchised restaurants. The company was founded in 1951 and is headquartered in Nashville, Tennessee.

Shoney’s, Inc.

Lone Star Funds

4/10/2002

Bon Appetit offers food service management by providing café and catering services to corporations, universities, and specialty venues. Bon Appetit was formed in 1987 and is based in Palo Alto, California.

Bon Appetit

Compass Group

5/24/2002

Morton’s Restaurants Group, Inc. engages in the ownership and operation of restaurants under the names of The
Steakhouse and Trattorias restaurants. As of March 30, 2005, it owned and operated 68 Morton’s The Steakhouse restaurants and 4 Bertolini’s Authentic Trattoria restaurants. The company operates its restaurants in the United States;
Honolulu, Hawaii; San Juan, Puerto Rico,  Toronto and Vancouver, Canada; Singapore; and Hong Kong. Morton’s
Restaurants Group’s steakhouses offer steak, featuring USDA prime aged beef in the United States, as well as lamb, poultry, and seafood. Their dessert menu features Godiva chocolate cake, New York cheesecake, soufflés, and traditional desserts; and a selection of wines. Bertolini’s restaurants provide lunch and dinner in a casual dining atmosphere.
Morton’s Restaurant Group, formerly known as Quantum Restaurant Group, Inc, was founded in 1978. The company is based in New Hyde Park, New York.

Morton’s Restaurant Group

Castle Harlan

7/25/2002

ICH Corporation engages in the ownership and operation of restaurants through its wholly owned subsidiary, Sybra,
Inc. Sybra operates Arby’s restaurants as a franchisee of Arby’s, Inc Of these, certain restaurants were free-standing units, with the remaining restaurants located in shopping malls or as part of food courts within malls. Each of Sybra’s
Arby’s restaurants offers a menu of food items, including roast beef, chicken, turkey, and ham sandwiches. The Arby’s menu also includes potato products, salads, and soft drinks. In addition, the restaurants sell various promotional products, normally on a limited-time basis. Some of Sybra’s Arby’s restaurants also serve breakfast, including eggs and breakfast meatselections.

ICH Corp./Sybra Inc
(Arbys franshisee)

Triarc Companies Inc

7/25/2002

Buffets, Inc. engages in the ownership and operation of restaurants in the United States. The company operates its restaurants principally under the names, Old Country Buffet and HomeTown Buffet. Its breakfast menu comprises carved ham, fresh fruit, bacon biscuits and country gravy, eggs benedict, waffles, corned beef hash, buttermilk pan cakes, French toast, country fried steak, sausage, pastries and donuts, scrambled eggs, and quiche. The company’s lunch and dinner menu consists of macaroni and cheese, hand-breaded fried chicken, baked chicken, baked fish and fried fish, mashed potatoes and gravy assorted vegetable side dishes, ‘build-your-own’ salad bar, fresh salads, various desserts, and hot and cold beverages. Buffets, Inc operates primarily in the midscale family dining industry.
As of April 6, 2005, it had 354 company-owned restaurants and 19 franchised locations. Buffets, Inc was founded by Roe Hatlen and C. Dennis Scott in 1983. The company is headquartered in Eagan, Minnesota. Buffets,
Inc is a wholly owned subsidiary of Buffets Holdings, Inc.

Buffet’s, Inc

Caxion Iseman Capital

8/5/2002

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Precedent Transaction Descriptions

IL Fornaio (America) Corporation operates 25 full-service, Italian restaurants serving Italian cuisine based on regional recipes. Its restaurants offer pasta, poultry, meat, fish, pizza, soups, salads, and desserts. The company also sells Italian bakery products to the wholesale and retail market, including grocery stores, specialty retailers, hotels, and other restaurants. In addition, the company operates a retail market in its restaurants, which sells baked goods, prepared foods, and a variety of IL Fornaio-brand products. At December 31, 2000, the company owned and operated 25 restaurants and three wholesale bakeries in California, Portland, Oregon: Las Vegas, Nevada, Denver and Broomfield,
Colorado; Seattle, Washington; Atlanta, Georgia and Scottsdale, Arizona.

IL Fornaio America

Bruckmann, Rosser,
Sherrill

5/14/2001

Chicago Pizza & Brewery, Inc engages in the ownership and operation of restaurants located in California, Oregon,
Colorado, Arizona, and Texas. It also has a licensing interest in a restaurant in Lahaina, Maui, Hawaii. Its restaurants principally offer signature deep-dish pizza and its own handcrafted beers, as well as selection of appetizers, entrees, pastas, sandwiches, specialty salads, and desserts.

Chicago Pizza and Brewery Inc.

BJ Chicago and
Jaonar Cos

7/16/2001

Vinny Testa’s Restaurants operates nine restaurants, eight in Massachusetts and one in Pennsylvania. The restaurants offer Italian food, with catering and banquet facilities. The restaurant group is based in Boston, Massachusetts. As of
12/17/2001 Vinny Testa’s of Boston is a subsidiary of BUCA, Inc

Vinny Testa’s of Boston

BUCA Inc

1/15/2002

McCormick & Schmleks’s  Seafood Restaurants, Inc. operates seafood restaurants in the United States. Its menu includes made-to-order dishes, such as Atlantic lobster, Dungeness crab, and Alaskan halibut, as well as seasonal products, such as wild king salmon, Columbia River sturgeon, Sashimi grade tuna, Hawaiian catch, and various cold water oysters.
The company also offers prime aged beef, creative salads, and fresh pasta dishes. In addition, it offers a selection of liquors, wines, and beers. As of November 7, 2005, the company operated 59 restaurants in 24 states. The company also provides management services to two additional restaurants. The company was co-founded by William P.
McCormick and Douglas L. Schrmick in 1972. McCormick & Schmick’s Seafood is headquartered in Portland, Oregon.

McCormick & Schmleks

Castle Harian and
Bruckman Rosser

1/24/2002

Houlihan’s Restaurants, Inc owns and operates more than 78 casual dining restaurants. Its menu includes sandwiches, burgers, pasta, steaks, appetizers, salads, and desserts. The company operates the restaurants under Houlihan’s
Restaurants & Bar name, Bristol Bar & Grill, Darryl’s and J. Gilbert’s Wood-Fired Steaks. Houlihan’s was founded in
1972 and is based in Leawood, Kansas.

Houlihans Restaurants

Scoggin Ventures

2/2/2002

Santa Barbara Restaurant Group, Inc engages in the food service industry. The company operates 25 Timber Lodge
Steakhouse restaurants in seven States located throughout the United States; 45 La Salsa restaurants located in
California and Nevada; and five Green Burrito restaurants located in California. It also franchises 47 La Salsa units, and 35 Green Burritos stand-alone restaurants, one Timber Lodge restaurant, and 216 dual concept franchise restaurants.
SantaBarbara Restaurants feature a menu of traditional Mexican food items. Mexican food items includes burritos, tostadas, enchiladas, tacos, gorditas, chilli rellenos, tortilla soup, appetizers, soft drinks, and non-alcoholic Mexican drinks, and a variety of condiments, such as jalapeno pappers, hot sauce, and mild and hot salsa, are available at self-serve salsa bars. In addition, the company has a Mexican breakfast menu, including Huevos Rancheros, breakfast burritos, chorizo and egg burritos, tostados rancheros, and orange juice. As on 30/01/2002 Santa Barbara Restaurant
Group, Inc is a subsidiary of CKE Restaurant Group, Inc

Santa Barbara Restaurant
Group, Inc.

CKE Restaurants Inc
(NYSE:CKR)

03/01/2002

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Precedent Transaction Descriptions

Pizza Hut restaurants offer twisted crust, stuffed crust, thin and crispy, and personal pan Pizza varieties. They also serve apperizers, pastas, and desserts. The company is owned and franchised by YUM Brands.

Yum! Brands Inc/Tricon
Global/Pizza Hut

NPC International, Inc.

6/8/2000

In February 2000, TCBY Enterprises, Inc entered into an agreement and plan of merger with CI Merger Co. and
Capricorn Investors III, LP., providing for, among other things, the merger of CI Merger into the company with the company becoming a majority owned subsidiary of Capricorn. TCBY Enterprises, Inc, as of March 24, 2000, was
engaged in manufacturing and selling through its subsidiaries, soft serve frozen yogurt and sorber, hardpack frozen yogurt and ice cream, and frozen novelty products; franchising locations under the TCBY® and juice Works®brands;
and marketing foodservice equipment.

TCBY, Inc.

Capricorn Investors

6/28/2000

EI Torito is an operator of a chain of restaurants in California, specializing in Mexican cuisine.

Prandium Inc/EI Torito
Restaurants

Acapuleo Mexican
Restaurants, Inc.

6/29/2000

Popeyes Chicken & Biscuits operates quick-service restaurants in the United States. It offers chicken meals, family meals, boneless chicken, sandwiches, seafood, buttermilk biscuits, and desserts. The company was founded in 1972 and is based in Atlanta, Georgia with an additional office in Canada.

71 Popeye’s Chicken & Biscuits

Interfoods of America

9/19/2000

Buffets, Inc. engages in the ownership and operation of restaurants in the United States. The company operates its restaurants principally under the names, Old Country Buffet and HomeTown Buffet, Buffets. Inc operates primarily in the midscale family dinning industry. As of April  6, 2005, it had 354 company-owned restaurants and 19 franchised locations. Buffets, Inc. was founded by Roe Harlen and C. Dennis Scott in 1983. The company is headquartered in
Eagan, Minnesota. Buffets, Inc. is a wholly owned subsidiary of Buffets Holdings, Inc

Buffet's’s Inc.

Caxton-Iserman

10/12/2000

Taco Cabana, Inc operates a chain of Tex-Mex patio style quick service restaurants located primarily in the southwestern
United States. Taco Cabana restaurants feature portions Tex-Mex and traditional Mexican style food. As of 12/19/2000,
Taco Cabana, Inc is a subsidiary of Carrols Corporation.

Taco Cabana, Inc.

Carrols Corp.

12/19/2000

Rainforest Café, Inc, prior to the acquisition was engaged in owning, operating, and licensing themed restaurant/retail facilities under the name “Rainforest Café-A Wild Place to Shop and Eat”. Each Rainforest Café consisted of a
Restaurant and a Retail Village. The Restaurant offered a menu of food and beverage items. The Retail Village featured apparel, toys, and gifts with the Rainforest Café logo and other items reflecting the rain forest theme. Rainforest Cafe,
Incis a subsidiary of Landry’s Restaurants Inc.

Rainforest Cafe

Landry’s Restaurants

12/20/2000

Uno Restaurant Corporation operates full-service restaurants under the name of Pizzeria Uno…Chicago Bar & Grill.
The restaurants feature signature Chicago-style, deep-dish pizza and a selection of baked, grilled and sauteed entrees, including gourmet thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as variety of appetizers, salads, sandwiches, and desserts. The company under its Uno Food subsidiary operates a consumer foods business, which supplies airlines, movie theaters, hotel restaurants, and supermarkets with both frozen and refrigerated branded and non branded products. It operates 160 full service establishments in the United States, Puerto Rico, and South Korea.

Uno Restaurant Corp./Pizzeria Uno

MBO/Uno Management

1/18/2001

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Precedent Transaction Descriptions

Sbarro, Inc. engages in the ownership, operation, and franchising of quick-service restaurants. It serves various Italian specially foods under the names of ‘Sbarro, ‘Sbarro The Italian Eatery”, “Cafe Sbarro”, “Umbertos”, “Tony and
Brunos’, and “La Curito” names. The company’s restaurants are family oriented restaurants, offering cafeteria and buffet style quick service. Sbarro restaurants feature a menu of Italian food, including pizza with toppings; a selection of pasta dishes, and other hot and cold Italian entrees, salads; sandwiches; cheesecake, and other desserts. The company’s restaurants are primarily located in shopping malls, downtown locations, toll roads, airports, sports areas, hospitals, convention centers, university campuses, and casinos. As of January 2, 2005, Sbarro operated 927 Sbarro quick-service restaurants, consisting of 511 company-owned and 416 franchised restaurants located in 46 States, the District of Columbia, the Commonwealth of Puerto Rico, certain United States territories, and 26 countries worldwide. The company was founded in 1959 by Gennaro and Carmela Sbarro.

Sbarro Inc.

MBO/Sbarro Management

6/1/2000

Pizza Hut restaurants offer twisted crust, stuffed crust, thin and cripsy, and personal pan pizza varieties. They also serve appetizers, pastas, and desserts. The company is owned and franchised by YUM Brands.

Yum!Brands Inc./Tricon
Global/Pizza Hut

NPC International, Inc

6/8/2000

In February 2000, TCBY Enterprises, Inc entered into an agreement and plan of merger with CI Merger Co. and Capricorn
Investors III, LP., providing for, among other things, the merger of CI Merger into the company with the company becoming a majority owned subsidiary of Capricorn. TCBY Enterprises, Inc. as of March 24, 2000.was engaged in manufacturing and selling through its subsidiaries, soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products; franchising locations under the TCBY® and juice Works® brands; and marketing foodservice equipment.

TCBY, Inc

Capricorn Investors

6/28/2000

EL Torito is an operator of a chain of restaurants in California, specializing in Mexican cuisine.

Prandium Inc/EI Triton Restaurants

Acapulco Mexican
Restaurants, Inc

6/29/2000

Popeye’s Chicken & Biscuits operates quick-service restaurants in the United States. It offers chicken meals, family meals, boneless chicken, sandwiches, seafood, buttermilk biscuits, and desserts. The company was founded in 1972 and is based in Atlanta, Georgia with an additional office in Canada.

71 Popeye’s Chicken & Biscuits

Interfoods of America

9/19/2000

Buffet’s, Inc. engages in the ownership and operation of restaurants in the United States. The company operates its restaurants principally under the names, Old Country Buffet and HomeTown Buffet. Buffets, Inc. operates primarily
In the midscale family dining industry. As of April  6, 2005, it had 354 company-owned restaurants and
19 franchised locations. Buffets, Inc was founded by Roe Harlen and C. Dennis Scott in 1983. The company is headquartered in Eagan, Minnesota. Buffets, Inc. is a wholly owned subsidiary of Buffets Holdings, Inc

Buffet’s, Inc.

Caxton-Iserman

10/12/2000

Taco Cabana, Inc operates a chain of Tex-Mex patio style quick service restaurants located primarily in the southwestern
United States. Taco Cabana restaurants feature portions Tex-Mex and traditional Mexican style food. As of 12/19/2000,
Taco Cabana, Inc is a subsidiary of Carrols Corporation.

Taco Cabana, Inc

Carrols Corp.

12/19/2000

Rainforest Café Inc, prior to the acquisition, was engaged in owning, operating, and licensing themed restaurant/retail facilities under the name “Rainforest Café-A Wild Place to Shop and Eat”. Each Rainforest Café consisted of a Restaurant and a Retail Village. The Restaurant offered a menu of food and beverage items. The Retail Village featured apparel, toys, and gifts with the Rainforest Café logo and other items reflecting the rain forest theme. Rainforest cafe, Inc is a subsidiary of Landry’s Restaurants Inc.

Rainforest Café

Landry’s Restaurants

12/20/2000

Uno Restaurant Corporation operates full-service restaurants under the name of Pizzeria Uno...Chicago Bar & Grill. The restaurants feature signature Chicago style, deep-dish pizza and a selection of baked, grilled, and sautéed entrees, including gourmet thin crust pizza, pasta, falitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches, and desserts. The company under its Uno Foods subsidiary operates a consumer foods business, which supplies airlines, movie theaters, hotel restaurants, and supermarkets with both frozen and refrigerated branded and non branded products. It operates 160 full service establishments in the United States, Puerto Rico, and South Korea.

Uno Restaurant Corp./Pizzeria Uno

MBO/Uno Management

1/18/2001

Close

Transaction Description

Buyer/Unit

Date

Target/Unit

Target Business Description

BB&T Capital Markets

Appendix C: Size Discount, Illiquidity Discount
and Control Premium Discussion

BB&T Capital Markets

Size Discount, Illiquidity Discount and Control Premium Discussion
Size Discount

Size Discount: It is well established that investments in companies of small size are considered by investors to be more risky than investments in large companies. As a result, all other things being equal, investments in smaller companies are viewed as less valuable than investments in larger companies (and hence have lower market based valuation measures, or multiples).
Since the majority of the companies we used for benchmarks of value in our comparable company analysis and precedent transaction analysis are considerably larger than BRAI, we deemed it to be appropriate to adjust our analysis in order to compensate for the relatively higher perceived investment risk of BRAI.

After considering the difference in size between BRAI and the comparable companies and transactions we analyzed, we determined that a size discount for use in our analysis was necessary.

In order to determine the appropriate size discount for BRAI, we analyzed the size premiums in Stocks, Bonds, Bills, and
Inflation ("SBBI") Yearbook (2003), published by Ibbotson Associates.

According to the breakdown of deciles in SBBI, using the median market capitalization of the comparable companies analysis and the median transaction value of the precedent transactions, both fall into the 10a decile, which has a market capitalization range of $64.8 million to $141.5 million. The appropriate size premium for this decile is 3.98%.

According to the breakdown of deciles in SBBI, using the market capitalization of BRAI (at a price of 50.70 per share)
and the Transaction value, both fall into the 10b decile, which has a market capitalization range of $0.5 million to $64.8 million. The appropriate size premium for this decile is 9.16%.

By comparing the relative premiums, we determined the required rate of return premium attributable only to size, allowing us to determine an appropriate adjustment to valuation results derived from comparison of transaction metrics involving companies far larger than BRAI.

We judgmentally combined this discount to size with the discount to illiquidity as discussed on page 58.

BB&T Capital Markets

Size Discount, Illiquidity Discount and Control Premium Discussion
Illiquidity Discount

Illiquidity Discount:  Investors require a discount for investing capital in firms whose ownership is illiquid.

Private ownership, restricted stock, small public float, or other illiquid conditions make the target firm more risky.

Academic studies have quantified the investor bias away from illiquid securities.

The final "equity value" (derived from methods as comparable publicly-traded companies analysis) is discounted by the illiquidity discount to arrive at an adjusted "equity value".

The illiquidity discount refers only to the nature of the shares (illiquidity and trading efficiency) and not the size of the firm.

BB&T Capital Markets

Size Discount, Illiquidity Discount and Control Premium Discussion
Illiquidity Discount

In studies of illiquid securities researchers have found:

Restricted securities trade at significant discounts to publicly traded shares in the same company

Maher (1976) examined restricted stock purchases made by four mutual funds in the period 1969-73 and concluded that they traded at an average discount of 35.43% to publicly traded stock in the same companies

Moroney (1973) reported a mean discount of 35% for acquisitions of 146 restricted stock issues by 10 investment companies, using data from 1970

In a study of this phenomenon, Silber (1991) finds that the median discount for restricted stock is 33.75%

We believe that the impact on the value of BRAI due to illiquidity is not as significant as the impact demonstrated through studies and correspondingly have chosen to judgmentally add a smaller discount for illiquidity to the combined size and illiquidity discount applied.

J. Michael Maher, “Discounts for Lack of Marketability for Closely Held Business Interests,” Taxes (September 1976): 562-571

Robert E. Moroney, “Most Courts Overvalue Closely Held Stocks,” Taxes (March 1973): 144-154

William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal (July-August 1991): 60-64

BB&T Capital Markets

Size Discount, Illiquidity Discount and Control Premium Discussion
Control Premium

Control Premium: When a public company is sold, shareholders normally demand a premium over the current stock price.
The “premium paid” is easily quantified. Private companies experience a similar phenomenon, the “control premium”

For this analysis, a median of the acquisition premiums as found in a premiums paid analysis was used to arrive at a control premium

A minority discount can then be extrapolated from the control premium to arrive at a minority valuation. In this analysis, we used a control premium of 31.5%

Source: Mergerstat.

Median Premiums (1) in Public Takeovers Based on the Target’s Stock Price 5
Trading Days Prior to Acquisition Announcement (1996 - 2005)

50.0%

40.0%

30.0%

20.0%

10.0%

0.0%

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005

27.3%

27.5%

30.1%

34.6%

41.1%

40.5%

34.4%

31.6%

23.4%

24.1%

10 Year Average:
31.5%